UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2008
Commission File Number: 001-31221
Total number of pages: 96

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Earnings release dated April 25, 2008 announcing the company’s results for the year ended March 31, 2008

2.	Materials presented in conjunction with the earnings release dated April 25, 2008 announcing the company’s results for the year ended March 31, 2008

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: April 28, 2008	By:	/S/ YOSHIKIYO SAKAI

Yoshikiyo Sakai Head of Investor Relations

3:00 P.M. JST, April 25, 2008 NTT DoCoMo, Inc.
Earnings Release for the Fiscal Year Ended March 31, 2008
Consolidated financial results of NTT DoCoMo, Inc. (the “Company”) and its subsidiaries (collectively “we” or “DoCoMo”) for the fiscal year ended March 31, 2008 are summarized as follows.
<< Highlights of Financial Results >>
•
For the fiscal year ended March 31, 2008, operating revenues were ¥4,711.8 billion (down 1.6% year-on-year), operating income was ¥808.3 billion (up 4.5% year-on-year), income before income taxes was ¥800.7 billion (up 3.6% year-on-year) and net income was ¥491.2 billion (up 7.4% year-on-year).

•	Earnings per share were ¥11,391.36 (up 9.6% year-on-year), EBITDA margin* was 34.8% (up 1.9 point year-on-year), and ROCE* was 17.0% (up 0.9 point year-on-year).

•
Operating revenues, operating income, income before income taxes and net income for the fiscal year ending March 31, 2009, are estimated to be ¥4,768.0 billion (up 1.2% year-on-year), ¥830.0 billion (up 2.7% year-on-year), ¥835.0 billion (up 4.3% year-on-year) and ¥503.0 billion (up 2.4% year-on-year), respectively.

Notes:

1.	Consolidated financial statements for the fiscal year ended March 31, 2008 in this release are unaudited.

2.	Amounts in this release are rounded except in non-consolidated financial statements, where amounts are truncated.

3.	With regard to the assumptions and other related matters concerning the forecasts of consolidated financial results for the fiscal year ending March 31, 2009, please refer to pages 10 to 11.

•
EBITDA and EBITDA margin, as we refer to in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA and EIBITDA margin, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 54. Please refer to page 17 for the definition of ROCE.

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
<< Comment from Masao Nakamura, President and CEO >>
In the fiscal year ended March 31, 2008, we introduced a new business model, which we believe is more appropriate for the maturing Japanese cellular phone market. The new discount services launched in and after August 2007, such as “Fami-wari MAX 50”, have enjoyed high popularity, with their combined subscriptions reaching approximately 22.10 million as of March 31, 2008. Among the new handset purchase methods, the “Value Course” has been received favorably, chosen by more than 5 million users in just over 4 months after its introduction in November 2007. As a result, our cellular churn rate for the fourth quarter improved significantly over the same period of the prior year to 0.68%. Operating revenues and operating income for the fiscal year ended March 31, 2008 was ¥4,711.8 billion and ¥808.3 billion, respectively.
Going forward, we will shift our primary focus to further strengthening our relationship with existing customers, as opposed to the traditional emphasis on acquiring fresh subscribers and others. As a vision to navigate DoCoMo’s future reforms, we will promote “New DOCOMO Commitments”, under which we will strive to become a company loved deeply by our customers over a long period of time. At the same time, we conducted studies concerning the brand we should aim for, and decided to adopt a new brand slogan, “Unlimited Potential, In Your Hand”, which embodies our commitment to achieving our new goals, and to renew our corporate logo and color.
We also plan to integrate the eight regional subsidiaries into NTT DoCoMo, Inc. effective July 1, 2008. Through this consolidation, we aim to further enhance the quality of our customer services by taking a standardized approach in our sales and coverage expansion efforts, and cut costs by optimizing operation centers such as call centers. At the same time, we will review our organizational structure and business processes to speed up our decision-making and improve the efficiency of our business management.
In the ever-changing market environment, we are committed to exerting our utmost efforts to respond to our customers’ expectations, by continually proposing high-quality, value-added mobile services tailored to the requirements of each and every customer.
<< Operating Results >>
1.	Business Overview
(1)	Results of operations

	Billions of yen
		(UNAUDITED)
	Year ended	Year ended	Increase
	March 31, 2007	March 31, 2008	(Decrease)
Operating revenues	¥4,788.1	¥4,711.8	¥(76.3)	(1.6)%
Operating expenses	4,014.6	3,903.5	(111.1)	(2.8)

Operating income	773.5	808.3	34.8	4.5
Other income (expense)	(0.6)	(7.6)	(7.0)	—

Income before income taxes	772.9	800.7	27.7	3.6
Income taxes	313.7	323.0	9.3	3.0
Equity in net income (losses) of affiliates	(1.9)	13.6	15.5	—
Minority interests in consolidated subsidiaries	(0.0)	(0.1)	(0.0)	(86.7)

Net income	¥457.3	¥491.2	¥33.9	7.4%

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
(2)	Operating revenues

	Billions of yen
	Year ended	(UNAUDITED) Year ended	Increase
	March 31, 2007	March 31, 2008	(Decrease)
Wireless services	¥4,314.1	¥4,165.2	¥(148.9)	(3.5)%
Cellular services revenues	4,182.6	4,019.0	(163.6)	(3.9)
- Voice revenues	2,940.4	2,645.1	(295.3)	(10.0)
Including: FOMA services	1,793.0	2,084.3	291.2	16.2
- Packet communications revenues	1,242.2	1,373.9	131.6	10.6
Including: FOMA services	971.9	1,254.6	282.7	29.1
PHS services revenues	23.0	9.5	(13.5)	(58.8)
Other revenues	108.5	136.8	28.2	26.0
Equipment sales	474.0	546.6	72.6	15.3

Total operating revenues	¥4,788.1	¥4,711.8	¥(76.3)	(1.6)%

Notes:

1.
Cellular services revenues for the fiscal year ended March 31, 2007 reflect the impact of changes in estimates regarding initially recognizing as revenues the portion of “Nikagetsu Kurikoshi” (two-month carry-over) allowances that are estimated to expire.

2.	Voice revenues include data communications revenues through circuit switching systems.
•	Operating revenues totaled ¥4,711.8 billion (down 1.6% year-on-year).

•
Cellular services revenues decreased to ¥4,019.0 billion (down 3.9% year-on-year) due to the penetration of expanded discount programs called “Fami-wari MAX 50” and “Hitoridemo Discount 50”, the number of subscriptions of which surpassed 22 million as of March 31, 2008, and the adverse impact of changes in estimates during the prior year regarding initially recognizing as revenues the portion of “Nikagetsu Kurikoshi (two-month carry-over)” allowances that are estimated to expire.

•
Voice revenues from FOMA services increased to ¥2,084.3 billion (up 16.2% year-on-year) and packet communications revenues from FOMA services increased to ¥1,254.6 billion (up 29.1% year-on-year) owing to a significant increase in the number of FOMA services subscriptions to 43.95 million (up 23.7% year-on-year).

•
Equipment sales totaled ¥546.6 billion (up 15.3% year-on-year) due to the introduction of new handset-purchase methods called “Value Course” and “Basic Course” in November 2007, which more than offset a decrease in the number of handsets sold.

(3)	Operating expenses

	Billions of yen
	Year ended	(UNAUDITED) Year ended	Increase
	March 31, 2007	March 31, 2008	(Decrease)
Personnel expenses	¥254.3	¥233.4	¥(20.9)	(8.2)%
Non-personnel expenses	2,549.3	2,434.4	(114.9)	(4.5)
Depreciation and amortization	745.3	776.4	31.1	4.2
Loss on disposal of property, plant and equipment and intangible assets	73.1	75.4	2.3	3.1
Communication network charges	356.1	345.1	(11.0)	(3.1)
Taxes and public dues	36.4	38.8	2.4	6.5

Total operating expenses	¥4,014.6	¥3,903.5	¥(111.1)	(2.8)%

•	Operating expenses were ¥3,903.5 billion (down 2.8% year-on-year).

•
Personnel expenses were ¥233.4 billion (down 8.2% year-on-year) due to the transfer of substitutional obligation and related plan assets to the government by NTT Employees’ Pension Fund. The transfer resulted in a settlement gain, which was recognized as a decrease in personnel expenses. The number of employees as of March 31, 2008 was 22,100.

•
Non-personnel expenses decreased to ¥2,434.4 billion (down 4.5% year-on-year). In addition to a decrease in the number of handsets sold and procurement cost per handset, the introduction of new handset-purchase methods resulted in a decrease in commissions paid to sales agents and cost of equipment sold.

•	Depreciation and amortization increased to ¥776.4 billion (up 4.2% year-on-year) following intensive capital expenditures for expansion of FOMA service areas in the prior fiscal year.

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
(4)	Operating income
•	Operating income increased to ¥808.3 billion (up 4.5% year-on-year).
(5)	Income before income taxes
•	Income before income taxes increased to ¥800.7 billion (up 3.6% year-on-year) due to an increase in operating income.
(6)	Net income
•	Net income was ¥491.2 billion (up 7.4% year-on-year).
2.	Key Performance Indicators
(1)	Number of subscriptions and other indicators

	Ten thousand subscriptions
			Increase
<Number of subscriptions by services>	March 31, 2007	March 31, 2008	(Decrease)
Cellular (FOMA+mova) services	5,262	5,339	77	1.5%
Cellular (FOMA) services	3,553	4,395	842	23.7
Cellular (mova) services	1,709	944	(765)	(44.8)
i-mode services	4,757	4,799	42	0.9

Note 1:

Effective March 3, 2008, FOMA services subscription became a pre-requisite for subscription for “2in1” service. Such FOMA services subscriptions for “2in1” services are included in the above number of Cellular (FOMA+mova) services subscriptions and Cellular (FOMA) services subscriptions.

Note 2:

Number of i-mode subscriptions = Cellular (FOMA) i-mode subscriptions + Cellular (mova) i-mode subscriptions

* “2in1” refers to an optional network service which enables a subscriber to subscribe an additional phone number and e-mail address into a single compatible handset.

	Ten thousand units/%
	Year ended	Year ended	Increase
<Number of handsets sold and Churn rate>	March 31, 2007	March 31, 2008	(Decrease)
Cellular (FOMA+mova) services	2,605	2,574	(31)	(1.2)%
Cellular (FOMA) services
New FOMA subscription	556	568	11	2.0
FOMA subscription by mova subscribers	955	653	(302)	(31.7)
Handset upgrade by FOMA subscribers	883	1,309	426	48.2
Cellular (mova) services
New mova subscription	86	20	(67)	(77.2)
Handset upgrade by mova subscribers	123	24	(99)	(80.3)
Churn Rate	0.78%	0.80%	0.02 point	—
•
The aggregate number of cellular (FOMA+mova) services subscriptions was 53.39 million as of March 31, 2008, an increase of 0.77 million compared to the number as of March 31, 2007. The increase derived from our continued efforts to strengthen total competitiveness from a customer-centric viewpoint, including the offering of expanded discount programs such as “Fami-wari MAX 50”, the introduction of a new handset-purchase method called “Value Course” and a discounted billing plan called “Value Plan”, the enrichment of our handset lineup and network services and the enhancement of network quality.

•
Due to the steady migration of subscribers from mova services to FOMA services, the number of FOMA services subscriptions increased to 43.95 million, up 8.42 million since March 31, 2007. The proportion of FOMA services subscriptions to the aggregate cellular (FOMA+mova) subscriptions increased to 82.3% as of March 31, 2008.

•	The number of handsets sold (FOMA+mova) for the year ended March 31, 2008 decreased to 25.74 million units (down 1.2% year-on-year).

•
The churn rate for cellular (FOMA+mova) services for the fiscal year ended March 31, 2008 was 0.80% (up 0.02 point year-on-year) due to the impact of the Mobile Number Portability (MNP). The churn rate for cellular (FOMA+mova) services for the three months ended December 31, 2007 and March 31, 2008 was 0.74% and 0.68%, respectively. This improvement derived from the offering of expanded discount programs such as “Fami-wari MAX 50” and a discounted billing plan called “Value Plan”.

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
(2)	Trend of ARPU and other operation data

	Yen/Minutes/Ten thousand subscriptions
	Year ended	Year ended	Increase
	March 31, 2007	March 31, 2008	(Decrease)
Aggregate ARPU* (FOMA+mova)	¥6,700	¥6,360	¥(340)	(5.1)%
Voice ARPU	4,690	4,160	(530)	(11.3)
Packet ARPU	2,010	2,200	190	9.5
Aggregate ARPU (FOMA)	7,860	6,990	(870)	(11.1)
Voice ARPU	5,070	4,340	(730)	(14.4)
Packet ARPU	2,790	2,650	(140)	(5.0)
MOU* (FOMA+mova) (minutes)	144	138	(6)	(4.2)

			Increase
	March 31, 2007	March 31, 2008	(Decrease)
Number of i-channel subscriptions (ten thousand)	1,058	1,565	507	47.9%
Number of subscriptions for flat-rate billing plans for unlimited i-mode usage (ten thousand)	956	1,274	318	33.3%

Note:

Number of subscriptions for flat-rate billing plans for unlimited i-mode usage: “pake-hodai” subscriptions + “pake-hodai full” subscriptions

*	See “Definition and Calculation Methods of ARPU and MOU” on page 53 for details of definitions and calculation methods of ARPU and MOU.
•
Aggregate ARPU of cellular (FOMA+mova) services decreased to ¥6,360 for the fiscal year ended March 31, 2008 (down 5.1% year-on-year) due to the penetration of expanded discount programs such as “Fami-wari MAX 50” and the introduction of a discounted billing plan called “Value Plan”.

(3)	Trend of capital expenditures

	Billions of yen
		(UNAUDITED)
	Year ended	Year ended	Increase
<Breakdown of capital expenditures>	March 31, 2007	March 31, 2008	(Decrease)
Mobile phone business	¥781.5	¥624.0	¥(157.6)	(20.2)%
PHS business	1.2	0.2	(1.0)	(79.6)
Other (including information systems)	151.7	134.5	(17.2)	(11.3)

Total capital expenditures	¥934.4	¥758.7	¥(175.7)	(18.8)%

	Units/Facilities
			Increase
<Approximate number of base stations installed>	March 31, 2007	March 31, 2008	(Decrease)
Outside base stations (units)	35,700	42,700	7,000	19.6%
Facilities with indoor systems (facilities)	10,400	15,100	4,700	45.2
•
We were involved in the enhancement of our network quality in response to requests from our customers while we continued our efforts to save on equipment procurement costs. As a result, total capital expenditures for the fiscal year ended March 31, 2008 decreased to ¥758.7 billion (down 18.8% year-on-year).

•
The aggregate number of outside base stations installed was approximately 42,700, an increase of 7,000 from March 31, 2007, and the aggregate number of facilities with indoor systems was approximately 15,100, an increase of 4,700 from March 31, 2007.

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
(4)	Segment information

	Billions of yen
		(UNAUDITED)
	Year ended	Year ended	Increase
<Results of operations by segment>	March 31, 2007	March 31, 2008	(Decrease)
Operating revenues
Mobile phone business	¥4,718.9	¥4,647.1	¥(71.7)	(1.5)%
PHS business	23.4	10.0	(13.5)	(57.5)
Miscellaneous businesses	45.8	54.7	9.0	19.6

Total operating revenues (consolidated)	¥4,788.1	¥4,711.8	¥(76.3)	(1.6)%

Operating expenses
Mobile phone business	¥3,915.2	¥3,788.9	¥(126.3)	(3.2)%
PHS business	38.8	39.9	1.1	2.8
Miscellaneous businesses	60.6	74.7	14.1	23.3

Total operating expenses (consolidated)	¥4,014.6	¥3,903.5	¥(111.1)	(2.8)%

Operating income (losses)
Mobile phone business	¥803.7	¥858.2	¥54.5	6.8%
PHS business	(15.4)	(30.0)	(14.6)	(94.8)%
Miscellaneous businesses	(14.8)	(19.9)	(5.2)	(34.9)%

Total operating income (consolidated)	¥773.5	¥808.3	¥34.8	4.5%

<Topics in the three months ended March 31, 2008>

<<Handsets>>
• 19 new models of FOMA handset were released, including the latest “FOMA 705i” series.

<<Services>>
• Awareness for our internet access filtering service including “Kid’s i-mode filter” was actively promoted.

• The “2in1” service was upgraded, where it accommodated subscriptions under different titles into a single handset and dedicated billing plans were provided.

• “i-mode.net” service, which enables subscribers to use i-mode mail service in a PC, was launched.

• We agreed with Google Inc. to cooperate on mobile internet services.

•     We acquired additional common stock of Philippine Long Distance Telephone Company (PLDT), a telecommunication operator in the Philippines. (As of March 31, 2008, NTT group held 20.85% equity of PLDT, of which 14.16% equity was held by DoCoMo)

• Smart Communications, Inc., a mobile operator in the Philippines, launched i-mode services.

Mobile phone business
•     We expanded the service area of international roaming-out services (for voice calls and SMS to 157 countries and areas, for packet communications to 114 countries and areas, and for videophone calls to 45 countries and areas as of March 31, 2008) .

<<Billing>>

• The aggregate number of subscriptions to the “Value plan” surpassed 5 million on March 27, 2008.

• We discounted packet communications charge for “World Wing” international roaming-out services.

• It was announced that domestic calls among family members subscribing to the “Fami-wari MAX50” discount program, will become free of charge.

• It was announced that domestic calls among corporate users who subscribe to either the “Office-wari MAX50” or the “Office-wari” will be free of charge.

•     It was announced that a new discount program called “Business tsu-wa hodai” will be introduced for corporate subscribers to offer flat-rate billing for domestic voice calls among all lines registered under a single subscription title.

• It was announced that the i-mode basic monthly charge will be revised upward.
<<Other>>
• A sales promotion campaign was implemented to provide a cash back discount to subscribers under the age of 22 and his/her family, as well as new subscribers who applied through the MNP.

PHS business		• PHS services were terminated on January 7, 2008.

Miscellaneous businesses		• The number of “DCMX” membership and installed “iD” reader/writers was increased to 5.64 million and 0.3 million as of March 31, 2008, respectively.

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
<< 2. Financial Position >>
(1)	Financial position

	Billions of yen/%
		(UNAUDITED)	Increase
	March 31, 2007	March 31, 2008	(Decrease)
Total Assets	¥6,116.2	¥6,210.8	¥94.6	1.5%
Shareholders’ equity	4,161.3	4,276.5	115.2	2.8
Liabilities	1,953.7	1,933.1	(20.7)	(1.1)
Interest bearing liabilities	603.0	478.5	(124.5)	(20.6)

Equity ratio (1)	68.0%	68.9%	0.9 point	—
Market equity ratio(2)	155.4%	103.6%	(51.8) point	—
Debt ratio (3)	12.7%	10.1%	(2.6) point	—
Notes:

(1)	Equity ratio = Shareholders’ equity / Total assets

(2)	Market equity ratio = Market value of total share capital* / Total assets

(3)	Debt ratio = Interest bearing liabilities / (Shareholders’ equity + Interest bearing liabilities)

*	Market value of total share capital = closing price of share as of the end of the fiscal period multiplied by the number of outstanding shares (excluding treasury stock)
(2)	Cash flow conditions

	Billions of yen
		(UNAUDITED)
	Year ended	Year ended	Increase
	March 31, 2007	March 31, 2008	(Decrease)
Net cash provided by operating activities	¥980.6	¥1,560.1	¥579.5	59.1%
Net cash used in investing activities	(947.7)	(758.8)	188.8	19.9
Net cash used in financing activities	(531.5)	(497.5)	34.0	6.4
Free cash flows (1)	32.9	801.3	768.3	—
Adjusted free cash flows* excluding the effects of irregular factors (2) and changes in investments for cash management purposes (3)	192.2	442.4	250.2	130.1

Liabilities to cash flow ratio (4)	50.6%	35.4%	(15.2) point	—
Interest coverage ratio (5)	191.9	290.0	98.1	—
Notes:

(1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities

(2)	Irregular factors = the effects of uncollected revenues due to bank closures at the end of the fiscal period

(3)	Changes in investments for cash management purposes = Changes by purchases, redemptions and sales of financial instruments for cash management purposes with original maturities of longer than 3 months

(4)	Liabilities to cash flow ratio = Interest bearing liabilities / Net cash provided by operating activities (excluding irregular factors)

(5)	Interest coverage ratio = Net cash provided by operating activities (excluding irregular factors) / Interest paid**

**	Interest paid is disclosed in “Supplemental disclosures of cash flow information” in the consolidated statements of cash flows on page 23.

*	See the reconciliations to the most directly compatible financial measures calculated and presented in accordance with GAAP on page 54.
•
Net cash provided by operating activities was ¥1,560.1 billion (up 59.1% year-on-year). The increase in net cash provided by operating activities resulted mainly from a decrease in the net payment of income taxes to ¥179.7 billion from ¥358.9 billion in the prior fiscal year, after the deferred tax asset from the impairment of our investment in Hutchison 3G UK Holdings Limited was realized during the prior fiscal year. As banks were closed on the last day of March 2007, cash in the amount of ¥210.0 billion including cellular revenues, which would have been received by March 31, 2007, was actually received in April 2007.

•
Net cash used in investing activities decreased to ¥758.8 billion (down 19.9% year-on-year). An increase in acquisition of long-term investments was more than offset by a combination of a decrease in acquisitions of tangible and intangible assets and an increase in net cash inflows from changes of investments for cash management purposes.

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
•
Net cash used in financing activities decreased to ¥497.5 billion (down 6.4% year-on-year) due mainly to a decrease of repayments for outstanding long-term debt. We spent ¥173.0 billion during the year ended March 31, 2008 to repurchase our own stock in the market.

•	Free cash flows were ¥801.3 billion. Free cash flows excluding the effects of irregular factors and changes in investments for cash management purposes were ¥442.4 billion.

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
<<3. Profit Distribution >>
1.	Basic Policies for Profit Distribution
Believing that providing adequate returns to shareholders is one of the most important issues in corporate management, the Company plans to pay dividends by taking into account its consolidated results and consolidated dividend payout ratio based on the principle of stable dividend payments, while striving to strengthen its financial position and secure internal reserves. The Company will also continue to take a flexible approach regarding share repurchases in order to return profits to shareholders. The Company intends to keep the repurchased shares as treasury stock and in principle to limit the amount of such treasury stock to approximately 5% of its total issued shares, and will consider retiring any treasury stock held in excess of this limit around the end of the fiscal year or at other appropriate times. Based on the authorization of a resolution adopted at the Ordinary General Meeting of Shareholders, the Company repurchased 965,666 shares of its own common stock for an aggregate price of ¥173.0 billion during the fiscal year ended March 31, 2008 and the Company retired 1,010,000 of its treasury stock (2.2% of its common stock outstanding before the retirement) as of March 31, 2008.
In addition, the Company will allocate internal reserves to active research and development efforts, capital expenditures and other investments in response to the rapidly changing market environment. The Company will endeavor to boost its corporate value by introducing new technologies, offering new services and expanding its business domains through alliances with new partners.
2.	Dividend
The Company paid ¥2,400 per share as an interim dividend for the six months ended September 30, 2007 and plans to pay a total annual dividend of ¥4,800 per share for the year ended March 31, 2008 consisting of an interim dividend of ¥2,400 and a year-end dividend of ¥2,400 per share.

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
<<Prospects for the Fiscal Year Ending March 31, 2009>>
As the Japanese cellular phone market continues to mature with its total subscriptions already exceeding 100 million, the competition among carriers is expected to intensify even further in the future, due to the launch of Mobile Number Portability in October 2006 and market entry by new competitors.
Under these market conditions, despite the projected decline in average revenue per unit (ARPU) resulting from the rate revisions made in the past, operating revenues for the fiscal year ending March 31, 2009, are estimated to be ¥4,768.0 billion, primarily because the promotion of loyalty marketing is expected to curb churns, and equipment sales revenues are likely to grow owing to a broader adoption of new handset purchase methods. On the expense side, factors such as a projected reduction in network costs resulting from lower capital expenditures and on-going cost cutting efforts are expected to contribute to cost reductions, despite temporary charges to general expenses such as those for the consolidation of our eight regional subsidiaries into a single entity under NTT DoCoMo, Inc. and those for the change in our corporate identity related to the renewal of our corporate brand. Accordingly, operating income is expected to increase by ¥21.7 billion to ¥830.0 billion.

*
The mobile communications market in Japan is characterized by rapid changes in the market environment due to technical innovations, market entry by new competitors and other factors. To respond to such changes, our corporate group may introduce new billing plans or other measures that could potentially have a significant impact on our revenues and income. The timing of introduction of such measures will be decided after comprehensively taking into consideration our operational circumstances and the actions of our competitors, and therefore, is not necessarily decided beforehand. Such measures, depending on the timing of implementation, may significantly affect our results forecasts to be made at the time of our first-half results announcement. Providing such prospects on a half-year basis, therefore, may not be adequate or useful as information to be disclosed to investors. Accordingly, we will provide prospects for the full year only, and report progress vis-à-vis the projected full-year forecasts by disclosing actual results on a quarterly basis.

	Billions of yen
	Year ended	Year ending
	March 31, 2008	March 31, 2009	Increase
	(Actual results)	(Forecasts)	(Decrease)
Operating revenues	¥4,711.8	¥4,768.0	56.2	1.2%
Operating income	808.3	830.0	21.7	2.7
Income before income taxes	800.7	835.0	34.3	4.3
Net income	491.2	503.0	11.8	2.4
Capital expenditures	758.7	719.0	(39.7)	(5.2)
Adjusted free cash flows *	442.4	80.0	(362.4)	(81.9)
EBITDA *	1,639.1	1,626.0	(13.1)	(0.8)
EBITDA margin *	34.8%	34.1%	(0.7) point	—
ROCE *	17.0%	17.1%	0.1 point	—
ROCE after tax effect *	10.0%	10.1%	0.1 point	—

*
EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of free cash flows excluding irregular factors and changes in investments for cash management purposes, EBITDA, EBITDA margin, ROCE and ROCE after tax effect, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on the page 54.

The financial forecasts for the year ending March 31, 2009 are based on the forecasts of the following operation data:

	Ten thousand subscriptions/Yen
	March 31, 2008	March 31, 2009	Increase
	(Actual results)	(Forecasts)	(Decrease)
Cellular (FOMA + mova) services	5,339	5,447	108	2.0%
Cellular (FOMA) services	4,395	4,952	557	12.7
Cellular (mova) services	944	495	(449)	(47.6)
i-mode services	4,799	4,865	66	1.4
Aggregate ARPU (FOMA + mova)	¥6,360	¥5,640	¥(720)	(11.3)
Voice ARPU	4,160	3,280	(880)	(21.2)
Packet ARPU	2,200	2,360	160	7.3
Note:

1.	Number of i-mode subscriptions includes numbers of cellular (FOMA) and cellular (mova) i-mode subscriptions.

2.	See page 53 for the details of ARPU calculation methods.
•	The Company expects to pay a total annual dividend of ¥4,800 per share for the year ending March 31, 2009, consisting of an interim dividend of ¥2,400 and a year-end dividend of ¥2,400 per share.

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
Special Note Regarding Forward-Looking Statements
This Earnings Release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as expected number of subscribers, and expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:
1.
As competition in the market becomes more fierce due to changes in the business environment caused by Mobile Number Portability, new market entrants, competition from other cellular service providers or other technologies, and other factors, could limit our acquisition of new subscribers, retention of existing subscribers, or may lead to diminish ARPU, or may lead to an increase in our costs and expenses.

2.	Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth.

3.
The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

4.	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.

5.
The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.

6.	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

7.
As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects or loss of handsets, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

8.	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

9.	Inadequate handling of confidential business information including personal information by our corporate group, contractors and other factors, may adversely affect our credibility or corporate image.

10.
Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

11.
Earthquakes, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image.

12.	Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.

13.	Our parent company, Nippon Telegraph and Telephone Corporation (NTT), could exercise influence that may not be in the interests of our other shareholders.

Financial Statements For the Fiscal Year Ended March 31, 2008	April 25, 2008 [U.S. GAAP]

Name of registrant:	NTT DoCoMo, Inc. (URL http://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Masao Nakamura, Representative Director, President and Chief Executive Officer
Contact:	Tatsuya Iino, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for the general meeting of shareholders:	June 20, 2008
Scheduled date for dividend payment:	June 23, 2008
Scheduled date for filing of securities report:	June 23, 2008
1. Consolidated Financial Results for the Fiscal Year Ended March 31, 2008 (April 1, 2007 — March 31, 2008)
(1)	Consolidated Results of Operations

Amounts are rounded off to the nearest 1 million yen.	(Millions of yen, except per share amount)

					Income before
	Operating Revenues		Operating Income		Income Taxes		Net Income
Year ended March 31, 2008	4,711,827	(1.6)%	808,312	4.5%	800,688	3.6%	491,202	7.4%
Year ended March 31, 2007	4,788,093	0.5%	773,524	(7.1)%	772,943	(18.8)%	457,278	(25.1)%

				ROA	Operating Income
			ROE	(Ratio of Income before	Margin
	Basic Earnings	Diluted Earnings	(Ratio of Net Income to	Income Taxes to Total	(Ratio of Operating Income
	per Share	per Share	Shareholders’ Equity)	Assets)	to Operating Revenues)
Year ended March 31, 2008	11,391.36 (yen)	—	11.6%	13.0%	17.2%
Year ended March 31, 2007	10,396.21 (yen)	—	11.1%	12.4%	16.2%

Notes: Equity in net income (losses) of affiliated companies:	For the fiscal year ended March 31, 2008:	13,553 million yen
	For the fiscal year ended March 31, 2007:	(1,941) million yen

(2) Consolidated Financial Position	(Millions of yen, except per share amount)

			Equity Ratio
			(Ratio of Shareholders’	Shareholders’ Equity
	Total Assets	Shareholders’ Equity	Equity to Total Assets)	per Share
March 31, 2008	6,210,834	4,276,496	68.9%	100,321.46 (yen)
March 31, 2007	6,116,215	4,161,303	68.0%	95,456.65 (yen)

(3) Consolidated Cash Flows	(Millions of yen)

				Cash and Cash
	Cash Flows from	Cash Flows from	Cash Flows from	Equivalents at
	Operating Activities	Investing Activities	Financing Activities	Fiscal Year End
Year ended March 31, 2008	1,560,140	(758,849)	(497,475)	646,905
Year ended March 31, 2007	980,598	(947,651)	(531,481)	343,062
2. Dividends

				Total cash
				dividends for		Ratio of Dividends
	Cash dividends per share (yen)			the year		to Shareholders’
Date of record	Interim	Year-end	Total	(Millions of yen)	Payout ratio	Equity
Year ended March 31, 2007	2,000.00	2,000.00	4,000.00	175,101	38.5%	4.3%
Year ended March 31, 2008	2,400.00
Year ended March 31, 2008
(Forecasts)		2,400.00	4,800.00	205,662	42.1%	4.9%
Year ending March 31, 2009
(Forecasts)	2,400.00	2,400.00	4,800.00		40.7%
3. Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2009 (April 1, 2008 — March 31, 2009)
(Millions of yen, except per share amount)

					Income before
	Operating Revenues		Operating Income		Income Taxes		Net Income		Earnings per Share
Year ending March 31, 2009	4,768,000	1.2%	830,000	2.7%	835,000	4.3%	503,000	2.4%	11,799.78 (yen)

4. Others

(1)	Change of reporting entities (Change in significant consolidated subsidiaries)	None

(2)	Change in significant accounting and reporting policies for consolidated financial statements
(Items to be disclosed in “Significant Changes in Accounting Basis for Consolidated Financial Statement”)

	(i) Change caused by revision of accounting standards and other regulations:	None

	(ii) Others:	None

(3)	Number of issued shares (common stock)

	(i)	Number of issued shares (inclusive of treasury stock):	As of March 31, 2008:	44,870,000 shares
			As of March 31, 2007:	45,880,000 shares

	(ii)	Number of treasury stock:	As of March 31, 2008:	2,242,073 shares
			As of March 31, 2007:	2,286,356 shares

(iii)	The weighted average number of issued shares:	For the fiscal year ended March 31, 2008:	43,120,586 shares
		For the fiscal year ended March 31, 2007:	43,985,082 shares
(Reference) Summary of non-consolidated financial results and financial position
1. Non-consolidated Financial Results for the Fiscal Year Ended March 31, 2008 (April 1, 2007 — March 31, 2008)

(1)	Non-consolidated Results of Operations

Amounts are truncated to nearest 1 million yen.		(Millions of yen, except per share amount)

	Operating Revenues		Operating Income		Recurring Profit		Net Income
Year ended March 31, 2008	2,517,841	(3.1)%	392,338	0.3%	576,706	(11.8)%	410,448	(21.2)%
Year ended March 31, 2007	2,598,724	1.8%	390,988	3.2%	654,167	24.4%	520,592	26.2%

Earnings per Share after
potential dilution
	Earnings per Share	adjustments
Year ended March 31, 2008	9,518.62 (yen)	—
Year ended March 31, 2007	11,835.65 (yen)	—

(2) Non-consolidated Financial Position	(Millions of yen, except per share amount)

			Equity Ratio
			(Ratio of Shareholders’	Net Assets
	Total Assets	Net Assets	Equity to Total Assets)	per Share
March 31, 2008	4,262,998	2,525,369	59.2%	59,242.14 (yen)
March 31, 2007	4,076,072	2,508,167	61.5%	57,535.16 (yen)

(Reference) Shareholders’ equity	For the fiscal year ended March 31, 2008	2,525,369 million yen
	For the fiscal year ended March 31, 2007	2,508,167 million yen
•  Explanation for forecast of operation and other notes.
With regard to the assumptions and other related matters concerning consolidated financial results forecasts for the fiscal year ending March 31, 2009, please refer to page 10 and 11.
Consolidated and Non-consolidated financial statements are unaudited.

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
<< Condition of the Corporate Group >>
NTT DoCoMo, Inc. primarily engages in mobile telecommunications services as a member of the NTT group, with Nippon Telegraph and Telephone Corporation (“NTT”) as the holding company.
The Company, its 121 subsidiaries and 16 affiliates constitute the NTT DoCoMo group (“DoCoMo group”), the largest mobile telecommunications services provider in Japan.
The business segments of the DoCoMo group and the corporate position of each group company are as follows:
[Business Segment Information]

Business	Main service lines
Mobile phone business	Cellular (FOMA) services, cellular (mova) services, packet communications services, international services, satellite mobile communications services, and sales of handsets and equipment for each service, etc.

PHS business	PHS services and sales of PHS handsets and equipment

Miscellaneous businesses	Credit business, wireless LAN services, IP telephone service and other miscellaneous businesses
Note: We terminated PHS services on January 7, 2008.
[Position of Each Group Company]
(1)
The Company engages in mobile phone and other businesses in the Kanto-Koshinetsu region of Japan. The Company also provides nationwide services such as satellite mobile communications. The Company is solely responsible for DoCoMo group’s overall research and development activities in the mobile telecommunications business as well as the development of services and information processing systems. The Company provides the results of such research and development to its eight regional subsidiaries, each of which operates in one of eight regions in Japan (“DoCoMo Regional Subsidiaries”).

(2)	Each of the eight DoCoMo Regional Subsidiaries engages in mobile phone (excluding satellite mobile communications services) and other businesses in their respective regions.
(3)
28 other subsidiaries of the Company, each of which is entrusted with certain services by the Company and/or DoCoMo Regional Subsidiaries, operate independently to maximize their expertise and efficiency. These subsidiaries are entrusted with part of the services provided by, or give assistance to, the Company and DoCoMo Regional Subsidiaries.

(4)
There are 85 other subsidiaries and 16 affiliates, including, among others, some overseas units established for the purpose of global expansion of the third-generation mobile communications system based on W-CDMA, and joint ventures established to launch new business operations.

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
The following chart summarizes the description above:

* Note: We terminated PHS services on January 7, 2008.	As of March 31, 2008

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
<< Management Policies >>
1. Basic Management Policies
Under the corporate philosophy of “creating a new world of communications culture,” DoCoMo aims to contribute to the realization of a rich and vigorous society by reinforcing its core business with a focus on popularizing FOMA services, and promoting mobile multimedia services by offering services that are useful for customers’ daily lives and businesses. It also seeks to maximize its corporate value in order to be greatly trusted and highly valued by its shareholders and customers.
2. Medium- and Long-Term Management Strategies
To respond to the increasingly harsh market conditions, our corporate group has decided to renew its brand taking advantage of the opportunity presented by the announcement of “New DOCOMO Commitments” and to reorganize its operational structure centered on the consolidation of eight regional subsidiaries into a single entity under NTT DoCoMo, Inc., while focusing on the following three priority policies in our business management: (1) enhance our competitiveness by strengthening the foundation of our core business, (2) grow revenues through new value creation, and (3) facilitate cost reduction and efficiency improvement.
New DOCOMO Commitments -Our Vision for Transformation-
(1)	We will re-build our brand and strengthen our ties with our customers

(2)	We will seek and value the voices of our customers and become a company that exceeds their expectations

(3)	We will continue to drive innovations, and aspire to become a corporation that is admired by the world

(4)	We will enrich our organization with diverse and active talents who seek a common goal and dream
(1) Enhance our competitiveness by strengthening the foundation of our core business
•	We will work to enhance the level of satisfaction of customers who are using our group’s services, and provide products and services attaching utmost priority on strengthening our ties with customers.

•
We will continually strive to reinforce our overall competitiveness by constructing high-quality and stable networks, improving our after-sales support, offering affordable billing plans and enriching our handset lineup, etc.

•	We will endeavor to standardize and strengthen the services offered to our customers by integrating the eight regional subsidiaries with NTT DoCoMo, Inc. and reviewing our business processes.
(2) Grow revenues through new value creation
•
We will explore opportunities to expand revenues in areas where further growth can be expected, for example, by enlarging our mobile credit business, facilitating widespread adoption of international roaming services provided in cooperation with overseas cellular operators and increasing solution proposals to enterprise customers.

•
We will strive to provide highly value-added services that can improve the convenience of customers, for example, search-related content services on cellular phones and user-behavior assistance functions tailored to customers’ lifestyles and preferences, etc., through collaboration with external partners.

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008

•
We will continue our efforts to build high-speed and high-quality networks suited to customers’ spheres of activities and service usage scenes. We will also take up the challenge to create new services that will make our customers’ lives richer leveraging these foundations.

•	Our group will seek to further expand our business domains, both in Japan and abroad, through strategic investments in and/or alliances with partner companies.
(3) Facilitate cost reduction and efficiency improvement
•	We will work to cut network costs by reviewing our operational processes and facilitate a more efficient use of distributor commissions by promoting the adoption of new handset purchase methods.

•
Taking advantage of opportunity presented by the consolidation of the eight regional subsidiaries into a single entity under NTT DoCoMo, Inc., we will aim to speed up our decision-making as well as to improve our overall business efficiency by optimizing our call center and other sales/after-sales support-related operations, and achieving the integration of administrative and common operations.

At the same time, we are committed to ensuring compliance with relevant laws and regulations and thorough risk management at all levels of our corporate group, by properly establishing and operating an internal control system designed for lawful business execution. We will also work in earnest to fulfill our Corporate Social Responsibility (CSR), in an effort to win the trust and confidence of all stakeholders.
3. Target Management Indicators
Now that the Japanese mobile telecommunications market has entered a period of stable growth, DoCoMo regards EBITDA margin as an important management indicator from the perspective of profitability, to further enhance its management effectiveness. DoCoMo also considers ROCE an important management indicator in terms of efficiency in its invested capital (shareholders’ equity + interest bearing liabilities). DoCoMo will exert its utmost efforts to achieve an EBITDA margin of at least 35% and a ROCE of at least 20% as its medium-term targets and attempt to maximize its corporate value.
Notes:
•	EBITDA margin = EBITDA / Operating revenues

•	EBITDA = Operating income + Depreciation and amortization + Losses on sale or disposal of property, plant and equipment

•	ROCE = Operating income / (Shareholders’ equity + Interest bearing liabilities)

Shareholders’ equity and interest bearing liabilities are the average of the amounts as of March 31, 2007 and March 31, 2008.

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
4. Corporate Social Responsibility (CSR)
Our group aims to contribute to society by carrying out our business activities with sincerity and living in harmony with society. To fulfill our Corporate Social Responsibility (CSR) as a cellular phone operator, our corporate group is engaged in a wide range of activities, believing that it is our important mission to tackle cellular phone-related social issues, respond to earthquakes and other natural disasters, take actions against global environmental concerns, and allow each and every user including the elderly and the handicapped to share the convenience of cellular phones. Among these activities, those that are directly related to the products and services offered by DoCoMo group have been promoted under the “DoCoMo Anshin Mission” aimed at delivering peace of mind. The concrete actions undertaken during the fiscal year ended March 31, 2008, include the following:
- For a safer and more secure society
•
Held approximately 2,400 sessions of “Mobile Phone Safety Program” nationwide during the fiscal year ended March 31, 2008, to provide children with tips on safe and proper phone usage manners, and promoted “filtering services” that limit access to potentially harmful web sites.

•
Introduced various services to allow children to use mobile phones free of concerns, and established and operated “DoCoMo Anshin Hotline”, a dedicated call center that responds to bill-related inquiries and other consultations.

• Universal design products and services
•
Held a total of 41 on-field sessions of mobile phone usage lectures in Kanto-Koshinetsu region during the fiscal year ended March 31, 2008, providing tips on convenient usage examples and instructions on phone operations, to allow the elderly and handicapped users to enjoy the convenience of cellular phones in their daily lives.

•
The cumulative nationwide sales of “Raku Raku Phone” series handsets, which have enjoyed a favorable reputation among many users since its first introduction in 1999, exceeded 10 million in April 2007, and reached 12.89 million as of March 31, 2008.

•
DoCoMo group was awarded the Prime Minister’s Prize of the 2007 Barrier-Free Contributor’s Awards owing to its promotion of universal-design products and services, which are designed to ensure easy usability by anyone.

- Activities for disaster preparedness and various disaster responses
•
Constructed backup circuits and facilities by adopting multiple transmission lines or looped transport circuits and installing redundancy systems in communication facilities or decentralizing equipment installations, and reinforced the earthquake resistance of our buildings and radio towers, in an effort to secure means for communication in the event of a disaster. Also, in areas where it is difficult to secure terrestrial transmission circuits, FOMA mobile base station vehicles were introduced to guarantee connections via satellite transmission links.

•
Participated in joint disaster drills and trainings to strengthen the collaboration with administrative institutions and local governments, as a designated public institution required to provide cooperation to the disaster-relief initiatives to be undertaken by national institutions or local governments.

•
Launched “Area Mail” emergency alert service, which delivers earthquake warnings and other emergency messages from the Japan Meteorological Agency without being affected by traffic congestion in the network to all compatible cellular phones in the designated area.

•
In response to the July 2007 Niigata-Chuetsu Offshore Earthquake, deployed power supply vehicles and power generators as quickly as possible in base stations where electricity supply was suspended, in order to secure communications in the affected areas. In addition, provided free-of-charge mobile phones and phone battery charging services, etc., at emergency shelters following the earthquake.

- Global environmental conservation initiatives
•
Introduced optical fiber-extended base stations*, high-efficiency power supply equipment and high-efficiency air conditioning equipment, as part of our efforts to facilitate energy savings at our communication facilities.

•	Collected used cellular handsets (approximately 65 million units on a cumulative basis) and carried out “DoCoMo Woods” Campaign (Reforestation Project) at 36 locations on a cumulative basis.

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
- Social contribution activities
•	To assist the education of children, constructed schools in Thailand (10 schools on a cumulative basis), and carried out programs aimed at fostering young talent by sponsoring sports clinics.

•
Participated in “Product RED”, a donation system to provide sustainable flow of funds from private companies to the Global Fund, and donated an amount equaling 1% of the monthly mobile phone usage bills of FOMA M702iS (RED) handset users for the fight against HIV/AIDS in Africa.

Note

*	an extended base station consisting only of remote site unit, which is connected to the main equipment located in the main base station via optical fiber cables.
Names of companies or products presented in this document are the trademarks or registered trademarks of their respective organizations.

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
<< Consolidated Financial Statements >>
1.	Consolidated Balance Sheets

	Millions of yen
			(UNAUDITED)		Increase
	March 31, 2007		March 31, 2008		(Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥343,062		¥646,905		¥303,843
Short-term investments	150,543		52,208		(98,335)
Accounts receivable	872,323		686,673		(185,650)
Allowance for doubtful accounts	(13,178)		(15,037)		(1,859)
Inventories	145,892		146,584		692
Deferred tax assets	94,868		108,037		13,169
Prepaid expenses and other current assets	138,403		142,410		4,007

Total current assets	1,731,913	28.3%	1,767,780	28.5%	35,867

Property, plant and equipment:
Wireless telecommunications equipment	5,149,132		5,346,486		197,354
Buildings and structures	778,638		797,904		19,266
Tools, furniture and fixtures	613,945		536,718		(77,227)
Land	199,007		198,958		(49)
Construction in progress	114,292		128,042		13,750
Accumulated depreciation and amortization	(3,954,361)		(4,173,501)		(219,140)

Total property, plant and equipment, net	2,900,653	47.4%	2,834,607	45.6%	(66,046)

Non-current investments and other assets:
Investments in affiliates	176,376		349,488		173,112
Marketable securities and other investments	261,456		187,361		(74,095)
Intangible assets, net	551,029		555,259		4,230
Goodwill	147,821		158,889		11,068
Other assets	219,271		234,047		14,776
Deferred tax assets	127,696		123,403		(4,293)

Total non-current investments and other assets	1,483,649	24.3%	1,608,447	25.9%	124,798

Total assets	¥6,116,215	100.0%	¥6,210,834	100.0%	¥94,619

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥131,005		¥75,662		¥(55,343)
Short-term borrowings	102		1,712		1,610
Accounts payable, trade	761,108		717,453		(43,655)
Accrued payroll	46,584		53,538		6,954
Accrued interest	809		710		(99)
Accrued income taxes	68,408		203,645		135,237
Other current liabilities	154,909		181,595		26,686

Total current liabilities	1,162,925	19.0%	1,234,315	19.9%	71,390

Long-term liabilities:
Long-term debt (exclusive of current portion)	471,858		401,090		(70,768)
Liability for employees’ retirement benefits	135,890		116,888		(19,002)
Other long-term liabilities	183,075		180,757		(2,318)

Total long-term liabilities	790,823	13.0%	698,735	11.2%	(92,088)

Total liabilities	1,953,748	32.0%	1,933,050	31.1%	(20,698)

Minority interests in consolidated subsidiaries	1,164	0.0%	1,288	0.0%	124

Shareholders’ equity:
Common stock	949,680		949,680		—
Additional paid-in capital	1,135,958		948,571		(187,387)
Retained earnings	2,493,155		2,793,814		300,659
Accumulated other comprehensive income	12,874		410		(12,464)
Treasury stock, at cost	(430,364)		(415,979)		14,385

Total shareholders’ equity	4,161,303	68.0%	4,276,496	68.9%	115,193

Total liabilities and shareholders’ equity	¥6,116,215	100.0%	¥6,210,834	100.0%	¥94,619

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
2.	Consolidated Statements of Income and Comprehensive Income

	Millions of yen
			(UNAUDITED)
	Year ended		Year ended		Increase
	March 31, 2007		March 31, 2008		(Decrease)
Operating revenues:
Wireless services	¥4,314,140		¥4,165,234		¥(148,906)
Equipment sales	473,953		546,593		72,640
Total operating revenues	4,788,093	100.0%	4,711,827	100.0%	(76,266)

Operating expenses:
Cost of services (exclusive of items shown separately below)	766,960		811,133		44,173
Cost of equipment sold (exclusive of items shown separately below)	1,218,694		1,150,261		(68,433)
Depreciation and amortization	745,338		776,425		31,087
Selling, general and administrative	1,283,577		1,165,696		(117,881)
Total operating expenses	4,014,569	83.8%	3,903,515	82.8%	(111,054)

Operating income	773,524	16.2%	808,312	17.2%	34,788

Other income (expense):
Interest expense	(5,749)		(4,556)		1,193
Interest income	1,459		2,487		1,028
Other, net	3,709		(5,555)		(9,264)
Total other income (expense)	(581)	(0.1)%	(7,624)	(0.2)%	(7,043)

Income before income taxes	772,943	16.1%	800,688	17.0%	27,745

Income taxes:
Current	237,734		334,462		96,728
Deferred	75,945		(11,507)		(87,452)
Total income taxes	313,679	6.5%	322,955	6.9%	9,276
Equity in net income (losses) of affiliates	(1,941)	(0.0)%	13,553	0.3%	15,494
Minority interests in consolidated subsidiaries	(45)	(0.0)%	(84)	(0.0)%	(39)

Net Income	¥457,278	9.6%	¥491,202	10.4%	¥33,924

Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(15,763)		(16,331)		(568)
Net revaluation of financial instruments, net of applicable taxes	34		133		99
Foreign currency translation adjustment, net of applicable taxes	1,103		7,172		6,069
Pension liability adjustment, net of applicable taxes	—		(3,438)		(3,438)
Minimum pension liability adjustment, net of applicable taxes	5,562		—		(5,562)

Comprehensive income:	¥448,214	9.4%	¥478,738	10.2%	¥30,524

PER SHARE DATA
Weighted average common shares outstanding - basic and diluted (shares)	43,985,082		43,120,586		(864,496)

Basic and diluted earnings per share (yen)	¥10,396.21		¥11,391.36		¥995.15

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
3.	Consolidated Statements of Shareholders’ Equity

	Millions of yen
		(UNAUDITED)
	Year ended	Year ended	Increase
	March 31, 2007	March 31, 2008	(Decrease)
Common stock:
At beginning of year	¥949,680	¥949,680	¥—

At end of year	949,680	949,680	—

Additional paid-in capital:
At beginning of year	1,311,013	1,135,958	(175,055)
Retirement of treasury stock	(175,055)	(187,387)	(12,332)

At end of year	1,135,958	948,571	(187,387)

Retained earnings:
At beginning of year	2,212,739	2,493,155	280,416
Cash dividends	(176,862)	(190,543)	(13,681)
Net income	457,278	491,202	33,924

At end of year	2,493,155	2,793,814	300,659

Accumulated other comprehensive income:
At beginning of year	26,781	12,874	(13,907)
Unrealized holding gains (losses) on available-for-sale securities	(15,763)	(16,331)	(568)
Net revaluation of financial instruments	34	133	99
Foreign currency translation adjustment	1,103	7,172	6,069
Pension liability adjustment	—	(3,438)	(3,438)
Minimum pension liability adjustment	5,562	—	(5,562)
Adjustment to initially apply SFAS No.158	(4,843)	—	4,843

At end of year	12,874	410	(12,464)

Treasury stock, at cost:
At beginning of year	(448,196)	(430,364)	17,832
Purchase of treasury stock	(157,223)	(173,002)	(15,779)
Retirement of treasury stock	175,055	187,387	12,332

At end of year	(430,364)	(415,979)	14,385

Total shareholders’ equity	¥4,161,303	¥4,276,496	¥115,193

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
4.	Consolidated Statements of Cash Flows

	Millions of yen
		(UNAUDITED)
	Year ended	Year ended
	March 31, 2007	March 31, 2008
I Cash flows from operating activities:
1. Net income	¥457,278	¥491,202
2. Adjustments to reconcile net income to net cash provided by operating activities-
(1) Depreciation and amortization	745,338	776,425
(2) Deferred taxes	74,987	(2,471)
(3) Loss on sale or disposal of property, plant and equipment	55,708	54,359
(4) Equity in net (income) losses of affiliates	2,791	(22,810)
(5) Dividends from affiliates	1,111	15,349
(6) Minority interests in consolidated subsidiaries	45	84
(7) Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(262,032)	187,434
(Decrease) increase in allowance for doubtful accounts	(1,600)	1,803
Decrease (increase) in inventories	83,716	(10)
(Increase) decrease in prepaid expenses and other current assets	(39,254)	4,176
(Decrease) in accounts payable, trade	(42,013)	(50,477)
(Decrease) increase in accrued income taxes	(100,197)	134,912
Increase in other current liabilities	534	6,206
Increase (decrease) in liability for employees’ retirement benefits	379	(19,002)
(Decrease) increase in other long-term liabilities	(26,241)	8,780
Other, net	30,048	(25,820)

Net cash provided by operating activities	980,598	1,560,140

II Cash flows from investing activities:
1. Purchases of property, plant and equipment	(735,650)	(548,517)
2. Purchases of intangible and other assets	(213,075)	(216,816)
3. Purchases of non-current investments	(41,876)	(124,312)
4. Proceeds from sale and redemption of non-current investments	50,594	101,341
5. Acquisitions of subsidiaries, net of cash acquired	(8,392)	(14,797)
6. Purchases of short-term investments	(3,557)	(6,562)
7. Redemption of short-term investments	4,267	5,443
8. Proceeds from redemption of long-term bailment for consumption to a related party	—	50,000
9. Other, net	38	(4,629)

Net cash used in investing activities	(947,651)	(758,849)

III Cash flows from financing activities:
1. Repayment of long-term debt	(193,723)	(131,005)
2. Proceeds from short-term borrowings	18,400	15,249
3. Repayment of short-term borrowings	(18,450)	(15,351)
4. Principal payments under capital lease obligations	(3,621)	(2,821)
5. Payments to acquire treasury stock	(157,223)	(173,002)
6. Dividends paid	(176,862)	(190,543)
7. Other, net	(2)	(2)

Net cash used in financing activities	(531,481)	(497,475)

IV Effect of exchange rate changes on cash and cash equivalents	872	27

V Net increase (decrease) in cash and cash equivalents	(497,662)	303,843
VI Cash and cash equivalents at beginning of year	840,724	343,062

VII Cash and cash equivalents at end of year	¥343,062	¥646,905

Supplemental disclosures of cash flow information:
Cash received during the year for:
Income taxes	¥925	¥20,346
Cash paid during the year for:
Interest	6,203	4,656
Income taxes	359,861	200,079
Non-cash investing and financing activities:
Assets acquired through capital lease obligations	3,530	2,579
Retirement of treasury stock	175,055	187,387

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
Notes to Unaudited Consolidated Financial Statements
The accompanying unaudited consolidated financial information of NTT DoCoMo, Inc. and its subsidiaries (collectively “we” or “DoCoMo”) is prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
1. Summary of significant accounting policies:
(1) Adoption of a new accounting standard
Accounting for Uncertainty in Income Taxes
Effective April 1, 2007, DoCoMo applied the Financial Accounting Standards Board (“FASB”) Interpretation No. 48 “Accounting for Uncertainty in Income Taxes – an interpretation of Statement of Financial Accounting Standards (“SFAS”) No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return as well as provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The initial application of FIN 48 did not have a material impact on DoCoMo’s results of operations and financial position.
(2) Significant accounting policies
Use of estimates
The preparation of DoCoMo’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Allowance for doubtful accounts
The allowance for doubtful accounts is principally computed based on the historical bad debt experience plus the estimated uncollectible amount based on the analysis of certain individual accounts including claims in bankruptcy.
Inventories
Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method.
Property, plant and equipment
Property, plant and equipment are stated at cost and include interest cost incurred during construction. Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the respective assets with the exception of buildings, which are depreciated on a straight-line basis.
Investments in affiliates
The equity method of accounting is applied to investments in affiliates where DoCoMo owns an aggregate interest of 20% to 50% and/or is able to exercise significant influence.
DoCoMo evaluates the recoverability of the carrying value of its investments in affiliates, which includes investor level goodwill, when there are indicators that a decline in value below its carrying amount may be other than temporary. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss, and a new cost basis in the investment is established.

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
Marketable securities and other investments
DoCoMo accounts for its marketable securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.
Equity securities whose fair values are not readily determinable and restricted stock are carried at cost. Other than temporary declines in value are charged to earnings. Realized gains and losses are determined using the average cost method and are reflected currently in earnings.
Goodwill and other intangible assets
DoCoMo accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”, and American Institute of Certificated Public Accountants (AICPA) Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”.
Impairment of long-lived assets
In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, DoCoMo’s long-lived assets other than goodwill, including property, plant and equipment, software and other intangibles, are reviewed for impairment. If the asset is determined to be impaired, the amount of the loss is recognized.
Hedging activities
DoCoMo accounts for derivative financial instruments and other hedging activities in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138 and No. 149.
Employees’ retirement benefit plans
In accordance with SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of SFAS No. 87, 88, 106, and 132R”, DoCoMo recognizes the funded status of its benefit plan, measured as the difference between the plan assets at fair value and the benefit obligation, in the consolidated balance sheets. Changes in the funded status are recognized as changes in comprehensive income (loss) during the fiscal period in which such changes occur.
Pension benefits earned during the year as well as interest on projected benefit obligations are accrued currently. Prior service cost and net losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets, both of which are included in “accumulated other comprehensive income”, are amortized over the expected average remaining service period of employees on a straight-line basis.
Revenue recognition
Basic monthly charges and airtime charges are recognized as revenues at the time the service is provided to the subscribers. DoCoMo’s monthly billing plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. DoCoMo introduced a billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over up to the following two months. In addition, DoCoMo then introduced an arrangement which enables the unused allowances that were carried over for two months to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other subscriptions in the “Family Discount” group, a discount billing arrangement for families with between two and ten DoCoMo subscriptions. Out of the unused allowance in a month, DoCoMo defers the revenues based on the portion which is estimated to be used in the following two months. As for the portion which is estimated to expire, DoCoMo recognizes the revenue attributable to such portion of allowances ratably as the remaining allowances are utilized, in addition to the revenue recognized when subscribers make calls or utilize data transmissions.

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
Certain commissions paid to purchasers (primarily agent resellers) are recognized as a reduction of revenue upon delivery of the equipment to such purchasers in accordance with Emerging Issues Task Force (“EITF”) Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”.
Non-recurring upfront fees such as activation fees are deferred and recognized as revenues over the estimated average period of the subscription for each service. The related direct costs are also deferred to the extent of the related upfront fee amount and are amortized over the same periods.
Income taxes
Income taxes are accounted for under the asset and liability method in accordance with SFAS No.109, “Accounting for Income Taxes”.
(3) Reclassifications
Certain reclassifications are made to the prior period’s consolidated financial statements to conform to the presentation used for the year ended March 31, 2008.

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
2. Segment reporting:
Segment information for the years ended March 31, 2007 and 2008 was as follows:

	Millions of yen
Year ended	Mobile phone		Miscellaneous
March 31, 2007	business	PHS business	businesses	Corporate	Consolidated
Operating revenues	¥4,718,875	¥23,429	¥45,789	¥—	¥4,788,093
Operating expenses	3,915,204	38,812	60,553	—	4,014,569

Operating income (losses)	¥803,671	¥(15,383)	¥(14,764)	¥—	¥773,524

Assets	¥5,067,348	¥25,212	¥40,213	¥983,442	¥6,116,215

Depreciation and amortization	¥735,270	¥3,230	¥6,838	¥—	¥745,338

Capital expenditures	¥781,548	¥1,195	¥—	¥151,680	¥934,423

	Millions of yen
Year ended	Mobile phone		Miscellaneous
March 31, 2008	business	PHS business	businesses	Corporate	Consolidated
Operating revenues	¥4,647,132	¥9,953	¥54,742	¥—	¥4,711,827
Operating expenses	3,788,943	39,912	74,660	—	3,903,515

Operating income (losses)	¥858,189	¥(29,959)	¥(19,918)	¥—	¥808,312

Assets	¥4,838,663	¥19,664	¥80,668	¥1,271,839	¥6,210,834

Depreciation and amortization	¥767,481	¥1,601	¥7,343	¥—	¥776,425

Capital expenditures	¥623,975	¥244	¥—	¥134,524	¥758,743

The “Corporate” column in the tables is not an operating segment but is included to reflect the recorded amounts of common assets which cannot be allocated to any specific business segment. Capital expenditures in the “Corporate” column include expenditures in “miscellaneous businesses” and certain expenditures related to the buildings for telecommunications purposes and common facilities, which are not allocated to each segment.
DoCoMo does not disclose geographical segments since the amounts of operating revenues generated and long-lived assets owned outside Japan are immaterial.

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
3. Related party transactions:
DoCoMo is majority-owned by NTT, which is a holding company for more than 400 companies comprising the NTT group. During the years ended March 31, 2007 and 2008, DoCoMo purchased capital equipment from NTT group companies in the amount of ¥103,728 million and ¥78,112 million, respectively.
DoCoMo entered into contracts of bailment of cash for consumption with NTT FINANCE CORPORATION (“NTT FINANCE”), a related party of DoCoMo, for cash management purposes. As of March 31, 2008, NTT and its subsidiaries owned all voting interests in NTT FINANCE, and DoCoMo owned 4.2% of such voting interests.
The balance of bailment was ¥100,000 million as of March 31, 2007. The assets related to the contracts were recorded as “Short-term investments” of ¥50,000 million and “Other assets” of ¥50,000 million on the consolidated balance sheets as of March 31, 2007. The recorded amount of interest income derived from the contracts was ¥269 million for the year ended March 31, 2007.
The balance of bailment was ¥100,000 million as of March 31, 2008. The assets related to the contracts were recorded as “Short-term investments” of ¥50,000 million and “Cash and cash equivalents” of ¥50,000 million on the consolidated balance sheets as of March 31, 2008. The recorded amount of interest income derived from the contracts was ¥388 million for the year ended March 31, 2008.

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
4. Deferred tax:
Deferred income taxes result from temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Significant components of deferred tax assets and liabilities as of March 31, 2007 and 2008 were as follows:

	Millions of yen
	March 31, 2007	March 31, 2008
Deferred tax assets:
Property, plant and equipment and intangible assets principally due to differences in depreciation and amortization	¥45,139	¥48,618
Liability for employees’ retirement benefits	54,329	46,965
Reserve for point loyalty programs	42,397	46,004
Deferred revenues regarding “Nikagetsu Kurikoshi” (two-month carry over)	28,779	32,441
Accrued enterprise tax	6,244	16,594
Compensated absences	9,276	12,455
Accrued commissions to agent resellers	23,293	9,343
Marketable securities and other investments	3,604	7,873
Accrued bonus	7,006	6,897
Inventories	14,861	5,428
Unrealized holding loss on available-for-sale securities	—	1,746
Other	10,571	12,435

Total deferred tax assets	¥245,499	¥246,799

Deferred tax liabilities:
Foreign currency translation adjustment	128	6,674
Property, plant and equipment due to differences in capitalized interest	1,738	2,343
Investments in affiliates	438	2,292
Intangible assets (principally customer-related assets)	5,499	2,026
Unrealized holding gain on available-for-sale securities	9,623	—
Other	7,436	3,551

Total deferred tax liabilities	¥24,862	¥16,886

Net deferred tax assets	¥220,637	¥229,913

Virtually all income or loss before income taxes and income tax expenses or benefits are domestic. DoCoMo is subject to a number of different taxes, based on income, with an aggregate statutory income tax rate of 40.9% both for the years ended March 31, 2007 and 2008. The effective income tax rate for the years ended March 31, 2007 and 2008 was 40.6% and 40.3%, respectively.

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
5. Marketable securities and other investments:
“Marketable securities and other investments” as of March 31, 2007 and 2008 comprised the following:

	Millions of yen
	March 31, 2007	March 31, 2008
Marketable securities:
Available-for-sale	¥268,528	¥158,108
Other investments:	92,853	29,253

Sub-total	361,381	187,361

Less: Available-for-sale debt securities classified as “Short-term investments “	(99,925)	—

Marketable securities and other investments (Non-current)	¥261,456	¥187,361

Maturities of debt securities classified as available-for-sale as of March 31, 2008 were as follows:

	Millions of yen
	March 31, 2008
	Carrying amounts	Fair value
Due within 1 year	¥—	¥—
Due after 1 year through 5 years	5	5
Due after 5 years through 10 years	—	—
Due after 10 years	—	—

Total	¥5	¥5

The aggregate cost, gross unrealized holding gains and losses, and fair value by type of “marketable securities and other investments” as of March 31, 2007 and 2008 were as follows:

	Millions of yen
	March 31, 2007
	Cost /	Gross unrealized	Gross unrealized
	Amortized cost	holding gains	holding losses	Fair value
Available-for-sale:
Equity securities	¥147,998	¥21,585	¥985	¥168,598
Debt securities	100,076	0	146	99,930

	Millions of yen
	March 31, 2008
	Cost /	Gross unrealized	Gross unrealized
	Amortized cost	holding gains	holding losses	Fair value
Available-for-sale:
Equity securities	¥166,235	¥13,540	¥21,672	¥158,103
Debt securities	5	—	—	5

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
The proceeds and gross realized gains (losses) from the sale of available-for-sale securities and other investments for the year ended March 31, 2007 and 2008 were as follows:

	Millions of yen
	Year ended	Year ended
	March 31, 2007	March 31, 2008
Proceeds	¥448	¥896
Gross realized gains	314	748
Gross realized losses	(118)	(2)

Other investments include long-term investments in various privately held companies and restricted stock. The aggregate carrying amount of cost method investments included in other investments totaled ¥92,818 million and ¥29,209 million as of March 31, 2007 and 2008, respectively.

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
6. Employees’ retirement benefits:
Severance payments and contract-type corporate pension plan
Employees whose services with DoCoMo are terminated are normally entitled to lump-sum severance or retirement payments and pension benefits based on internal labor regulations, the amount of which is determined by a combination of factors such as the employee’s salary eligibility, length of service and other conditions. The pension benefit is covered by the non-contributory defined benefit pension plan (“defined benefit pension plan”) sponsored by DoCoMo.
The following table presents the projected benefit obligation, fair value of plan assets and funded status of the defined benefit pension plan as of March 31, 2007 and 2008:

	Millions of yen
	March 31, 2007	March 31, 2008
Projected benefit obligation	¥183,004	¥182,228
Fair value of plan assets	85,207	79,544

Funded status	¥(97,797)	¥(102,684)

The following table provides the amounts recognized in the consolidated balance sheets:

	Millions of yen
	March 31, 2007	March 31, 2008
Liability for employees’ retirement benefits	¥(98,621)	¥(102,912)
Prepaid pension cost	824	228

Net amount recognized	¥(97,797)	¥(102,684)

Prepaid pension cost is included in “other assets” in the consolidated balance sheets.
The following table provides components of amount recognized in “accumulated other comprehensive income”:

	Millions of yen
	March 31, 2007	March 31, 2008
Actuarial gains or losses (net)	(28,737)	(33,888)
Prior service cost	20,239	18,332
Transition obligation	(1,439)	(1,312)

Total	¥(9,937)	¥(16,868)

The charges to income for the defined benefit pension plans for the years ended March 31, 2007 and 2008 included the following components:

	Millions of yen
	Year ended	Year ended
	March 31, 2007	March 31, 2008
Service cost	¥10,219	¥9,521
Interest cost on projected benefit obligation	3,654	3,889
Expected return on plan assets	(2,028)	(2,144)
Amortization of prior service cost	(1,907)	(1,907)
Amortization of actuarial gains or losses (net)	1,600	834
Amortization of transition obligation	127	127

Net periodic pension cost	¥11,665	¥10,320

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
The assumptions used in determination of the defined benefit pension plan’s projected benefit obligation as of March 31, 2007 and 2008 were as follows:

	March 31, 2007	March 31, 2008
Discount rate	2.2%	2.3%
Long-term rate of salary increase	2.1%	2.2%

The assumptions used in determination of the net periodic pension cost for the years ended March 31, 2007 and 2008 were as follows:

	Year ended	Year ended
	March 31, 2007	March 31, 2008
Discount rate	2.0%	2.2%
Long-term rate of salary increase	2.1%	2.1%
Expected long-term rate of return on plan assets	2.5%	2.5%

Social welfare pension scheme and NTT Kigyou-Nenkin-Kikin (NTT Corporate Defined Benefit Pension Plan)
DoCoMo participates in the national welfare pension plan (“National Plan”) and a contributory defined benefit welfare pension plan sponsored by the NTT group (NTT Kigyou-Nenkin-Kikin or NTT Corporate Defined Benefit Pension Plan, “NTT CDBP”). The National Plan is a government-regulated social welfare pension plan under the Japanese Welfare Pension Insurance Law and both NTT Group and its employees have made contributions to such plan every year. The National Plan is considered a multi-employer plan as defined by SFAS No. 87 “Employers’ Accounting for Pension” and contributions to such plan are recognized as expenses. The total amount of contributions was ¥13,108 million and ¥13,369 million for the years ended March 31, 2007 and 2008, respectively.
Both NTT Group, including DoCoMo, and its employees make contributions to the NTT CDBP to supplement the pension benefits to which the employees are entitled under the National Plan. The NTT CDBP is regulated under the Defined-Benefit Corporate Pension Law. The NTT CDBP is considered a defined benefit pension plan as defined by SFAS No. 87. The participation by DoCoMo and its subsidiaries in the NTT CDBP is accounted for as a single employer plan. The number of DoCoMo’s employees covered by the NTT CDBP represented approximately 10.5% of the total members covered by such plan as of both March 31, 2007 and 2008.
In June 2003, under the Defined-Benefit Corporate Pension Law, NTT Kosei-Nenkin-Kikin or NTT Employee’s Pension Fund (“NTT Plan”), which was the antecedent of the NTT CDBP, applied to the Japanese government for permission for the NTT Plan to be released from future obligations to disburse the NTT Plan benefits covering the substitutional portion, and the application was approved in September 2003. The NTT Plan also applied to the government for permission for the NTT Plan to be released from the past obligations, and the application was approved in July 2007. As a result, the NTT Plan was converted to the NTT CDBP.
In February 2008, the NTT CDBP transferred the remaining substitutional obligation and related plan assets, determined pursuant to the government formula, of the pension fund to the government agency. In accordance with the EITF Issue No.03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”, DoCoMo accounted for the entire transfer process as a single settlement event upon completion of the transfer. The net amount of actuarial gains or losses proportionate to the substitutional portion immediately prior to the transfer, which was ¥3,892 million, and the difference between projected benefit obligation and accumulated benefit obligation, which was ¥4,395 million, was recognized as settlement gain of ¥503 million from the transaction. The net of the obligation settled and the assets transferred to the government was recognized as a governmental subsidy of ¥24,199 million. As a result, the aggregate amount of ¥24,702 million was recognized as decrease in operating expenses in the consolidated statements of income and comprehensive income for the year ended March 31, 2008.

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
The following table presents the NTT CDBP’s projected benefit obligation, fair value of plan assets and funded status as of March 31, 2007 and 2008. The amount in the table is based on actuarial computations which covered only DoCoMo employees’ participation in the NTT CDBP. The funded status was recognized as “liability for employees’ retirement benefits” in the consolidated balance sheets as of March 31, 2007 and 2008.

	Millions of yen
	March 31, 2007	March 31, 2008
Projected benefit obligation	¥131,405	¥78,285
Fair value of plan assets	94,136	64,309

Funded status	¥(37,269)	¥(13,976)

Items recognized in “accumulated other comprehensive income”, based on actuarial computations which covered only DoCoMo employees’ participation in the NTT CDBP, are summarized in the following table:

	Millions of yen
	March 31, 2007	March 31, 2008
Actuarial gains or losses (net)	(6,080)	(5,163)
Prior service cost	2,497	2,140

Total	¥(3,583)	¥(3,023)

The net periodic pension cost related to the NTT CDBP based on actuarial computations which covered only DoCoMo employees’ participation for the years ended March 31, 2007 and 2008 included the following components:

	Millions of yen
	Year ended	Year ended
	March 31, 2007	March 31, 2008
Service cost	¥3,440	¥3,244
Interest cost on projected benefit obligation	2,619	2,872
Expected return on plan assets	(2,254)	(2,339)
Amortization of prior service cost	(357)	(357)
Amortization of actuarial gains or losses (net)	362	16
Contribution from employees	(522)	(452)

Net periodic pension cost	¥3,288	¥2,984

Gain on transfer of substitutional portion of pension liabilities	—	(24,702)

Total	¥3,288	¥(21,718)

The assumptions used in determination of the NTT CDBP’ projected benefit obligation, based on actuarial computations which covered only DoCoMo employees’ participation in the NTT CDBP, as of March 31, 2007 and 2008 were as follows:

	March 31, 2007	March 31, 2008
Discount rate	2.2%	2.3%
Long-term rate of salary increase	2.6%	2.6%

The assumptions used in determination of the net periodic pension cost, based on actuarial computations which covered only DoCoMo employees’ participation in the NTT CDBP, for the years ended March 31, 2007 and 2008 were as follows:

	Year ended	Year ended
	March 31, 2007	March 31, 2008
Discount rate	2.0%	2.2%
Long-term rate of salary increase	2.6%	2.6%
Expected long-term rate of return on plan assets	2.5%	2.5%

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
7. Other footnotes to unaudited financial statements:
Share repurchase and retirement
On June 20, 2006, the shareholders’ meeting approved a share repurchase plan under which DoCoMo could repurchase up to 1,400,000 shares at an aggregate amount not to exceed ¥250,000 million in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment. On June 19, 2007, the shareholders’ meeting also approved another share repurchase plan under which DoCoMo may repurchase up to 1,000,000 shares at an aggregate amount not to exceed ¥200,000 million.
Class, aggregate number and price of shares repurchased for the year ended March 31, 2008 were as follows:

Class of shares repurchased:	Shares of common stock of the Company
Aggregate number of shares repurchased:	965,717 shares
Aggregate price of shares repurchased:	¥173,002 million
The amounts above include fractional shares repurchased.
Based on the resolution of the board of directors on March 28, 2008, DoCoMo retired 1,010,000 of its treasury stock (aggregate purchase price: ¥187,387 million). As a result, additional paid-in capital decreased by ¥187,387 million for the year ended March 31, 2008.
8. Subsequent event:
There was no significant subsequent event.

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
<< Non-consolidated Financial Statements >>
1. Non-consolidated Balance Sheets

	Millions of yen
			(UNAUDITED)		Increase
	March 31, 2007		March 31, 2008		(Decrease)
ASSETS
Non-current assets:
Non-current assets for telecommunication businesses
Property, plant and equipment	¥1,110,482		¥1,053,272		¥(57,210)
Machinery and equipment	454,641		414,443		(40,198)
Antenna facilities	159,365		162,003		2,637
Satellite mobile communications facilities	4,602		3,561		(1,040)
Telecommunications line facilities	3,487		5,079		1,592
Pipe and hand holes	3,236		3,945		708
Buildings	217,072		205,462		(11,610)
Structures	21,150		19,652		(1,497)
Other machinery and equipment	5,425		4,759		(666)
Vehicles	177		116		(60)
Tools, furniture and fixtures	110,115		90,706		(19,408)
Land	101,065		101,067		1
Lease assets	—		1,036		1,036
Construction in progress	30,141		41,437		11,295
Intangible assets	513,210		527,653		14,442
Rights to use utility facilities	2,418		2,971		552
Software	475,196		479,311		4,115
Patents	112		94		(17)
Leasehold rights	5,329		5,553		223
Lease assets	—		31		31
Other intangible assets	30,154		39,691		9,536
Total non-current assets for telecommunication businesses	1,623,692		1,580,925		(42,767)
Investment and other assets
Investment securities	287,507		189,293		(98,214)
Shares of affiliated companies	634,820		809,706		174,886
Other Investments in affiliated companies	578		1,185		606
Contributions in affiliated companies	5,651		5,595		(56)
Long-term prepaid expenses	3,217		3,395		178
Long-term bailment	50,000		—		(50,000)
Deferred tax assets	38,764		56,854		18,090
Other investments and other assets	41,283		63,666		22,383
Allowance for doubtful accounts	(498)		(793)		(295)
Total investment and other assets	1,061,325		1,128,903		67,578

Total non-current assets	2,685,017	65.9%	2,709,829	63.6%	24,811

Current assets:
Cash and bank deposits	293,926		260,975		(32,950)
Notes receivable	20		5		(15)
Accounts receivable, trade	422,889		315,979		(106,909)
Accounts receivable, other	278,692		367,074		88,381
Securities	119,920		280,000		160,079
Inventories and supplies	76,568		68,578		(7,990)
Advances	2,402		2,001		(400)
Prepaid expenses	17,863		17,189		(673)
Short-term loans	99,691		109,313		9,621
Deposits	50,000		100,000		50,000
Deferred tax assets	30,829		35,706		4,877
Other current assets	3,314		2,245		(1,069)
Allowance for doubtful accounts	(5,064)		(5,899)		(834)

Total current assets	1,391,054	34.1%	1,553,169	36.4%	162,114

Total assets	¥4,076,072	100.0%	¥4,262,998	100.0%	¥186,925

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008

	Millions of yen
			(UNAUDITED)		Increase
	March 31, 2007		March 31, 2008		(Decrease)
LIABILITIES
Long-term liabilities:
Bonds	¥378,000		¥328,800		¥(49,200)
Long-term borrowings	93,000		67,000		(26,000)
Lease obligations	—		1,107		1,107
Liability for employees’ retirement benefits	55,377		48,342		(7,035)
Reserve for point loyalty programs	40,293		45,810		5,516
Provision for loss on PHS business	1,776		—		(1,776)
Other long-term liabilities	1,939		351		(1,588)

Total long-term liabilities	570,387	14.0%	491,410	11.5%	(78,976)

Current liabilities:
Current portion of long-term borrowings	129,685		75,200		(54,485)
Accounts payable, trade	259,297		282,197		22,899
Lease obligations	—		677		677
Accounts payable, other	239,523		251,888		12,365
Accrued expenses	7,255		7,285		29
Accrued taxes on income	9,127		109,134		100,007
Advances received	2,271		12,061		9,789
Deposits received	320,081		474,968		154,887
Provision for loss on PHS business	—		8,278		8,278
Other current liabilities	30,275		24,526		(5,749)

Total current liabilities	997,518	24.5%	1,246,218	29.3%	248,700

Total liabilities	¥1,567,905	38.5%	¥1,737,629	40.8%	¥169,723

NET ASSETS
Shareholders’ equity
Common stock	¥949,679	23.3%	¥949,679	22.3%	¥—
Capital surplus
Capital legal reserve	292,385		292,385		—
Other capital surplus	796,136		608,748		(187,387)
Total capital surplus	1,088,521	26.7%	901,133	21.1%	(187,387)
Earned surplus
Earned legal reserve	4,099		4,099		—
Other earned surplus
Accelerated depreciation reserve	10,559		4,945		(5,614)
General reserve	358,000		358,000		—
Earned surplus brought forward	502,990		728,510		225,519
Total earned surplus	875,649	21.5%	1,095,555	25.8%	219,905
Treasury stock	(430,364)	(10.6)%	(415,979)	(9.8)%	14,385

Total shareholders’ equity	¥2,483,486	60.9%	¥2,530,389	59.4%	¥46,903

Valuation and translation adjustments
Net unrealized holding gains or losses on securities	24,171	0.6%	(7,105)	(0.1)%	(31,276)
Deferred gains or losses on hedges	509	0.0%	2,085	0.0%	1,575

Total valuation and translation adjustments	24,681	0.6%	(5,020)	(0.1)%	(29,701)

Total net assets	2,508,167	61.5%	2,525,369	59.2%	17,202

Total liabilities and net assets	¥4,076,072	100.0%	¥4,262,998	100.0%	¥186,925

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
2. Non-consolidated Statements of Income

	Millions of yen
			(UNAUDITED)
	Year ended		Year ended		Increase
	March 31, 2007		March 31, 2008		(Decrease)
Recurring profits and losses:
Operating revenues and expenses Telecommunication businesses
Operating revenues	¥2,015,114	77.5%	¥1,946,471	77.3%	¥(68,643)
Voice transmission services	1,235,896		1,107,225		(128,670)
Data transmission services	535,436		593,568		58,132
Other	243,781		245,676		1,895
Operating expenses	1,641,169	63.2%	1,580,675	62.8%	(60,494)
Business expenses	988,799		926,690		(62,108)
Administrative expenses	55,205		53,571		(1,634)
Depreciation	399,056		404,351		5,295
Loss on disposal of property, plant and equipment and intangible assets	23,594		24,028		434
Communication network charges	158,571		154,880		(3,691)
Taxes and public dues	15,941		17,152		1,210
Operating income from telecommunication businesses	373,944	14.3%	365,795	14.5%	(8,148)
Supplementary businesses
Operating revenues	583,609	22.5%	571,370	22.7%	(12,239)
Operating expenses	566,566	21.8%	544,828	21.6%	(21,738)
Operating income from supplementary businesses	17,043	0.7%	26,542	1.1%	9,498

Total operating income	¥390,988	15.0%	¥392,338	15.6%	¥1,349

Non-Operating revenues and expenses
Non-operating revenues	301,243	11.6%	206,871	8.2%	(94,372)
Interest income	1,389		1,784		395
Interest income-securities	234		1,388		1,154
Dividend income	295,319		198,421		(96,897)
Miscellaneous income	4,300		5,275		975
Non-operating expenses	38,064	1.5%	22,503	0.9%	(15,560)
Interest expense	2,015		2,878		863
Interest expense-bonds	4,066		4,528		461
Loss on write-off of inventories	19,308		11,770		(7,537)
Impairment of investment securities	8,083		—		(8,083)
Miscellaneous expenses	4,589		3,325		(1,264)

Recurring profit	¥654,167	25.1%	¥576,706	22.9%	¥(77,461)

Special profits and losses:
Special profits	22,317	0.9%	9,092	0.4%	(13,224)
Gain on liquidation of a subsidiary	22,317		—		(22,317)
Gain on disbursement of substitutional portion of the National Welfare Pension Plan	—		9,092		9,092
Special losses	—	—	19,593	0.8%	19,593
Write-downs of investment securities	—		11,315		11,315
Provision for loss on PHS business	—		8,278		8,278
Income before income taxes	676,485	26.0%	566,205	22.5%	(110,280)
Income taxes-current	69,800	2.7%	158,400	6.3%	88,600
Income taxes-deferred	86,093	3.3%	(2,643)	(0.1)%	(88,736)

Net income	¥520,592	20.0%	¥410,448	16.3%	¥(110,143)

Note:	The denominator used to calculate the percentage figures is the aggregate amount of operating revenues from telecommunication businesses and supplementary businesses.

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
3. Non-consolidated Statement of Changes in Net Assets

For the Fiscal Year Ended March 31, 2007 (April 1, 2006 — March 31, 2007)	(Millions of yen)

	Shareholders’ equity
		Capital surplus			Earned surplus
						Other earned Surplus
								Earned
		Capital	Other	Total	Earned	Accelerated		surplus	Total		Total
	Common	legal	capital	capital	legal	depreciation	General	brought	earned	Treasury	shareholders’
	stock	reserve	surplus	surplus	reserve	reserve	reserve	forward	surplus	stock	equity
Balance as of March 31, 2006	949,679	292,385	971,190	1,263,575	4,099	14,862	358,000	155,060	532,023	(448,195)	2,297,083
Changes during the annual period
Addition for accelerated depreciation reserve (*)						6,502		(6,502)	—		—
Reversal of accelerated depreciation reserve (*)						(4,876)		4,876	—		—
Reversal of accelerated depreciation reserve						(5,929)		5,929	—		—
Dividends from surplus (*)								(88,948)	(88,948)		(88,948)
Dividends from surplus (Interim Dividends)								(87,913)	(87,913)		(87,913)
Directors’ and corporate auditors’bonus (*)								(104)	(104)		(104)
Net income								520,592	520,592		520,592
Purchase of treasury stock										(157,223)	(157,223)
Retirement of treasury stock			(175,054)	(175,054)						175,054	—
Net changes other than shareholders’ equity

The total amount of changes during the annual period	—	—	(175,054)	(175,054)	—	(4,303)	—	347,929	343,625	17,831	186,402

Balance as of March 31, 2007	949,679	292,385	796,136	1,088,521	4,099	10,559	358,000	502,990	875,649	(430,364)	2,483,486

	Valuation and translation adjustments
	Net unrealized holding gains or		Total valuation and translation
	losses on securities	Deferred gains or losses on hedges	adjustments	Total net assets
Balance as of March 31, 2006	25,952	—	25,952	2,323,036
Changes during the annual period
Addition for accelerated depreciation reserve (*)				—
Reversal of accelerated depreciation reserve (*)				—
Reversal of accelerated depreciation reserve				—
Dividends from surplus (*)				(88,948)
Dividends from surplus (Interim Dividends)				(87,913)
Directors’ and corporate auditors’bonus (*)				(104)
Net income				520,592
Purchase of treasury stock				(157,223)
Retirement of treasury stock				—
Net changes other than shareholders’ equity	(1,781)	509	(1,271)	(1,271)

The total amount of changes during the annual period	(1,781)	509	(1,271)	185,130

Balance as of March 31, 2007	24,171	509	24,681	2,508,167

(*)	Items approved in the shareholders’ meeting held in June 2006

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008

For the Fiscal Year Ended March 31, 2008 (April 1, 2007 — March 31, 2008)	(Millions of yen)

	Shareholders’ equity
		Capital surplus			Earned surplus
						Other earned Surplus
								Earned
		Capital	Other	Total	Earned	Accelerated		surplus	Total		Total
	Common	legal	capital	capital	legal	depreciation	General	brought	earned	Treasury	shareholders’
	stock	reserve	surplus	surplus	reserve	reserve	reserve	forward	surplus	stock	equity
Balance as of March 31, 2007	949,679	292,385	796,136	1,088,521	4,099	10,559	358,000	502,990	875,649	(430,364)	2,483,486
Changes during the annual period
Reversal of accelerated depreciation reserve						(5,614)		5,614	—		—
Dividends from surplus								(87,187)	(87,187)		(87,187)
Dividends from surplus (Interim Dividends)								(103,355)	(103,355)		(103,355)
Net income								410,448	410,448		410,448
Purchase of treasury stock										(173,002)	(173,002)
Retirement of treasury stock			(187,387)	(187,387)						187,387	—
Net changes other than shareholders’ equity

The total amount of changes during the annual period	—	—	(187,387)	(187,387)	—	(5,614)	—	225,519	219,905	14,385	46,903

Balance as of March 31, 2008	949,679	292,385	608,748	901,133	4,099	4,945	358,000	728,510	1,095,555	(415,979)	2,530,389

	Valuation and translation adjustments
	Net unrealized holding gains or		Total valuation and translation
	losses on securities	Deferred gains or losses on hedges	adjustments	Total net assets
Balance as of March 31, 2007	24,171	509	24,681	2,508,167
Changes during the annual period
Reversal of accelerated depreciation reserve				—
Dividends from surplus				(87,187)
Dividends from surplus (Interim Dividends)				(103,355)
Net income				410,448
Purchase of treasury stock				(173,002)
Retirement of treasury stock				—
Net changes other than shareholders’ equity	(31,276)	1,575	(29,701)	(29,701)

The total amount of changes during the annual period	(31,276)	1,575	(29,701)	17,202

Balance as of March 31, 2008	(7,105)	2,085	(5,020)	2,525,369

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
Accounting Basis for the Non-Consolidated Financial Statements
Basis of Presentation:
The accompanying unaudited non-consolidated financial statements of NTT DoCoMo, Inc. (“the Company”) are prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”).
1.	Depreciation and amortization of non-current assets
(1)	Property, plant and equipment (except lease assets)
Depreciation of property, plant and equipment is computed by the declining balance method with the exception of buildings, which are depreciated on a straight-line basis. The useful lives of the assets are determined by estimation and the residual values of the assets are determined substantially.
(2)	Intangible assets (except lease assets)
Intangible assets are amortized on a straight-line basis.
Internal-use software is amortized over the estimated useful lives (5 years or less) on a straight-line basis.
(3)	Lease assets
Financial leases other than those deemed to transfer ownership of properties to lessees
Depreciation of property, plant and equipment is computed by the declining balance method with the exception of buildings, which are depreciated on a straight-line basis. The useful lives of the assets are the term of leases and the residual values of the assets are determined substantially. In a case where the residual value of a leased asset other than a building equals zero, depreciation of such asset is computed by multiplying ten-ninths to the equivalent amount computed by the declining balance method under an assumption that the residual value of the asset is 10% of its acquisition cost. Intangible assets are amortized over the term of leases on a straight-line basis.
(Change in accounting policy)
Adoption of new accounting standards for lease transactions
Effective from the year ended March 31, 2008, the Company adopted Accounting Standards Board of Japan (“ASBJ”) Statement No.13 “Accounting Standard for Lease Transactions”, originally issued by the Corporate Accounting Council (“CAC”) on June 17, 1993 and revised by the ASBJ on March 30, 2007, and applied ASBJ Guidance No.16 “Guidance on the Accounting Standard for Lease Transactions”, originally issued by the Japanese Institute of Certified Public Accountants (“JICPA”) on January 18, 1994 and revised by the ASBJ on March 30, 2007. Both ASBJ Statement No.13 and ASBJ Guidance No.16 were applicable during a fiscal year beginning after April 1, 2007. The adoption of ASBJ Statement No.13 and application of ASBJ Guidance No.16 did not have a material impact on the Company’s results of operations.
The Company did not adopt ASBJ Statement No.13 or apply ASBJ Guidance No.16 as of September 30, 2007. The lease transactions of the Company were disclosed in the notes to the non-consolidated financial statements for the six months ended September 30, 2007 in accordance with unrevised ASBJ Statement No.13 and ASBJ Guidance No.16.
2.	Valuation of securities
Held-to-maturity securities are stated at amortized cost.
Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving average method.
Available-for-sale securities whose fair value is readily determinable are stated at fair value as of the end of the fiscal year. The holding gains and losses, net of applicable deferred tax assets/liabilities, are directly reported as a separate component of net assets instead of being reflected in earnings. The cost of securities sold is determined by the moving-average method with the exception of the cost of debt securities sold, which are determined by the first-in, first-out method.
Available-for-sale securities whose fair value is not readily determinable are stated at moving-average cost.

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
3.	Valuation of derivative instruments
Derivative instruments are stated at fair value as of the end of the fiscal year.
4.	Valuation of inventories
Inventories are stated at cost. The cost of terminal equipment to be sold is determined by the first-in, first-out method. The cost of other inventories is determined by the specific identification method.
5.	Foreign currency translation
Foreign currency monetary assets and liabilities are translated into Japanese yen at the current spot rate at the end of the fiscal year and the subsequent translation gains or losses are reflected in earnings.
6.	Accounting for allowances
(1)	Allowance for doubtful accounts
The Company provides for doubtful accounts principally in an amount computed based on the historical bad debt ratio during a certain reference period and the estimated uncollectible amount based on the analysis of certain individual accounts including claims in bankruptcy.
(2)	Liability for employees’ retirement benefits
In order to provide for employees’ retirement benefits, the Company accrues the liability as of the end of the fiscal year in an amount calculated based on the estimated projected benefit obligation and plan assets at the end of the fiscal year.
Actuarial losses (gains) are recognized as incurred at the end of the fiscal year.
Prior service cost is amortized on a straight-line basis over the average remaining service periods of employees.
(Additional Information)
The Company participated in a contributory defined benefit welfare pension plan sponsored by the NTT group (“NTT Plan”). On July 1, 2007, the NTT Plan was granted an approval by the Japanese government, which permitted the NTT Plan to be released from past obligations to disburse the NTT Plan benefits covering the substitutional portion of the National Welfare Pension Plan (“National Plan”). Based on the permission granted, the NTT Plan transferred the substitutional portion of the National Plan and paid the minimum legal reserve to the Japanese government on February 26, 2008. This settlement resulted in recognition of “gain on disbursement of substitutional portion of the National Welfare Pension Plan” of ¥9,092 million as special profit in the Company’s non-consolidated statements of income for the fiscal year ended March 31, 2008.
(3)	Reserve for point loyalty programs
The costs of awards under the point loyalty programs called “DoCoMo Point Service” and “DoCoMo Premium Club”, that are reasonably estimated to be redeemed by the customers in the future based on historical data, are accounted for as reserve for point loyalty programs.
(4)	Provision for loss on PHS business
In order to provide for the losses resulting from the PHS business, the Company reserves a necessary provision for the estimated future losses.
7.	Hedge accounting
(1)	Hedge accounting
Japanese GAAP provides for two general accounting methods for hedging financial instruments. One method is to recognize the changes in fair value of a hedging instrument in net income in the period of the change as gain or loss together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The other method is to defer the gain or loss over the period of the hedging contract together with offsetting loss or gain deferral of the hedged items. The Company has adopted the latter accounting method.
However, when an interest rate swap contract meets certain conditions, the net amount to be paid or received under the contract is added to or deducted from the interest on the hedged items.

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
In addition, when any of foreign currency swap contracts meet certain conditions, they are accounted for in the following manner:
(a)
The difference between the Japanese yen nominal amounts of the foreign currency swap contract translated using the spot rate at the transaction date of the hedged item and the spot rate at the date of inception of the contract, if any, is recognized in the non-consolidated statement of income in the period which includes the inception date of the contract; and

(b)
The discount or premium on the contract (for instance, the difference between the Japanese yen amounts of the contract translated using the contracted forward rate and the spot rate at the date of inception of the contract) is recognized over the term of the contract.

(2)	Hedging instruments and hedged items

Hedging instruments:
Interest rate swap contracts
Foreign currency swap contracts
Hedged items:
Corporate bonds
Bonds in foreign currency

(3)	Hedging policy
The Company uses financial instruments to hedge risks such as market fluctuation risks in accordance with its internal policies and procedures.
(4)	Assessment method of hedge effectiveness
The Company periodically evaluates hedge effectiveness by comparing cumulative changes in cash flows from hedged items or changes in fair value of hedged items, and the corresponding changes in the hedging instruments. However, the Company automatically assumes that the hedge will be highly effective at achieving offsetting changes in cash flows or in fair value for any transaction where important terms and conditions are identical between hedging instruments and hedged items.
8.	Consumption tax
Consumption tax is excluded from each transaction amount to be separately accounted for.

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
Change in Presentation
(Non-consolidated Balance Sheets)
Certificates of deposit, which were previously included in “Cash and bank deposits” as of March 31, 2007 were included in ”Securities” in the non-consolidated balance sheets as of March 31, 2008 in accordance with the JICPA Accounting Standard Committee Report No.14(“JICPA ASC Report No.14”) “Guidance on Accounting for Financial Instruments” on July 4, 2007 and Q&A on Accounting for Financial Instruments” issued by the JICPA Accounting Standard Committee (“JICPA ASC Q&A”) on November 6, 2007.
The amount of certificates of deposit, which was included in “Cash and bank deposits” as of March 31, 2007, was ¥150,000 million.
(Non-consolidated Statements of Income)
Interest income from certificates of deposit, which was previously included in “Interest income” for the year ended March 31, 2007, was included in ”Interest income-securities” in the non-consolidated statements of income for the year ended March 31, 2008 in accordance with the JICPA ASC Report No.14 and JICPA ASC Q&A.
The amount of interest income from certificates of deposit, which was included in “Interest income” for the year ended March 31, 2007, was ¥364 million.
Additional Information
(Telecommunication Business Accounting Regulation)
The Company prepared its non-consolidated financial statements in accordance with the unrevised Telecommunication Business Accounting Regulation as provided in the article 2 of supplementary provision of Telecommunication Business Accounting Regulation (Ministerial Ordinance No.27 issued by the Ministry of Internal Affairs and Communications on March 21, 2008).

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
Notes to Non-consolidated Balance Sheets:
1.	Non-current assets used for supplementary businesses are included in those used for telecommunication businesses due to the immateriality in amount.

2.	Accumulated depreciation of property, plant and equipment

	Millions of yen
	March 31, 2007	March 31, 2008
Accumulated depreciation	1,748,430	1,801,163

3.	Accounts receivable from and payable to subsidiaries and affiliates

	Millions of yen
	March 31, 2007	March 31, 2008
Long-term accounts receivable	—	1,334
Short-term accounts receivable	396,130	446,198
Short-term accounts payable	354,462	544,783
4.	Assets or liabilities due from or to subsidiaries and affiliates, the amounts of which exceeded one percent of total assets or total of liabilities and net assets of the Company, are as follows:

	Millions of yen
	March 31, 2007	March 31, 2008
Accounts receivable, trade	68,445	80,915
Accounts receivable, other	228,165	266,371
Short-term loans	99,442	98,500
Accounts payable, other	—	47,321
Deposits received	318,264	473,829
5.
As banks were closed on the last day of March 2007, a portion of cash transfer to and among the Company and its eight regional subsidiaries, as well as settlement of access charges between the Company and other network operators, was processed on April 2, 2007. As a result, accounts receivable (trade) increased by ¥104,520 million, accounts payable (trade) increased by ¥19,591 million, deposits received decreased by ¥114,647 million, and cash and bank deposits decreased by ¥199,576 million as of March 31, 2007.

6.	Guarantee
The Company provided a counter indemnity of a performance guarantee of up to HK$24,099 thousand (¥364 million) guaranteeing performance by Hutchison Telephone Company Limited, an affiliate of the Company, with respect to certain contracts or obligations owed to its governmental authorities in relation to its business. The Company had HK$308 thousand (¥4 million) indemnity outstanding as of March 31, 2007.

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
Notes to Non-consolidated Statements of Income:
1.	The total amounts of research and development expenses included in operating expenses of telecommunication businesses and supplementary businesses are as follows:

	Millions of yen
	Year ended	Year ended
	March 31, 2007	March 31, 2008
Research and development expenses	97,583	102,136
2.	Non-operating revenues from affiliated companies, the amounts of which exceeded ten percent of the total non-operating revenues of the Company, are as follows:

	Millions of yen
	Year ended	Year ended
	March 31, 2007	March 31, 2008
Dividends received from affiliated companies	288,151	195,192

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
Notes to Non-consolidated Statement of Changes in Net Assets:
The class and number of treasury stock (year ended March 31, 2007)

Class of treasury stock	Common stock
Number of shares as of March 31, 2006	2,335,772 shares
Number of shares increased during the year ended March 31, 2007	880,582 shares
Number of shares decreased during the year ended March 31, 2007	930,000 shares
Number of shares as of March 31, 2007	2,286,355 shares

Note:	Increase in the number of shares was due to share repurchase in the market and repurchase of fractional shares. Decrease in the number of shares was due to retirement of treasury shares.
The class and number of treasury stock (year ended March 31, 2008)

Class of treasury stock	Common stock
Number of shares as of March 31, 2007	2,286,355 shares
Number of shares increased during the year ended March 31, 2008	965,717 shares
Number of shares decreased during the year ended March 31, 2008	1,010,000 shares
Number of shares as of March 31, 2008	2,242,072 shares

Note:	Increase in the number of shares was due to share repurchase in the market and repurchase of fractional shares. Decrease in the number of shares was due to retirement of treasury shares.
Marketable Securities:
Shares of subsidiaries or affiliated companies directly owned by the Company that had readily determinable fair value are as follows:

Millions of yen
	March 31, 2007			March 31, 2008
	Carrying			Carrying
	amount	Fair value	Difference	amount	Fair value	Difference
Shares of affiliated companies	—	—	—	151,156	180,014	28,858

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
Income tax accounting:
1. Significant components of deferred tax assets and liabilities as of March 31, 2007 and 2008 were as follows:

Millions of yen
March 31, 2007
Deferred tax assets:
Liability for employees’ retirement benefits	¥20,839
Depreciation and amortization	20,346
Reserve for point loyalty programs	16,371
Write-off of inventories	13,203
“Nikagetsu Kurikoshi” (two-month carry over) service	12,208
Write-down of investments in affiliated companies	7,087
Impairment losses	3,682
Other	10,340

Gross deferred tax assets	¥104,078
Less valuation allowance	(10,368)

Total deferred tax assets	¥93,710

Deferred tax liabilities:
Other securities due to differences in revaluation	¥(16,541)
Appropriation for accelerated depreciation	(7,226)
Other	(348)

Total deferred tax liabilities	¥(24,116)

Net deferred tax assets	¥69,593

Millions of yen
March 31, 2008
Deferred tax assets:
Liability for employees’ retirement benefits	¥18,998
Reserve for point loyalty programs	18,608
Depreciation and amortization	16,223
“Nikagetsu Kurikoshi” (two-month carry over) service	13,712
Accrued enterprise tax	9,523
Write-down of investment securities	8,013
Write-down of investments in affiliated companies	7,201
Other securities due to differences in revaluation	4,860
Write-off of inventories	4,723
Other	11,079

Gross deferred tax assets	¥112,944
Less valuation allowance	(15,214)

Total deferred tax assets	¥97,729

Deferred tax liabilities:
Appropriation for accelerated depreciation	¥(3,384)
Deferred gains or losses on hedges	(1,426)
Others	(357)

Total deferred tax liabilities	¥(5,168)

Net deferred tax assets	¥92,561

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008
2. Significant components of the difference between the statutory income tax rate and the effective income tax rate for the year      ended March 31, 2007 and 2008 were as follows:

	Year ended	Year ended
	March 31, 2007	March 31, 2008
Statutory income tax rate	40.6%	40.6%
Adjustment:
Income not taxable, such as dividends received	(17.3)%	(13.0)%
Tax credits concerning IT investment promotion tax system	(1.0)%	(1.1)%
Increase in valuation allowance	0.7%	0.9%
Other	0.0%	0.1%

Effective income tax rate	23.0%	27.5%

Subsequent event
Merger with regional subsidiaries
On April 25, 2008, the Company agreed to a merger agreement with its eight regional subsidiaries including NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc. and NTT DoCoMo Kyushu, Inc. that those regional subsidiaries will be dissolved and merged into the Company as a surviving company on July 1, 2008.
1.	Objective of merger

The Company and its eight regional subsidiaries have successfully conducted community-based sales and infrastructure development in each respective region since 1993. The eight regional subsidiaries decided to merge into the Company, however, to better deal with the changing environment of mobile communications. The main objectives of the merger include achieving enriched and enhanced customer services, streamlined group management and faster decision-making.

2.	Method of merger

The eight regional subsidiaries will be dissolved and merged under a common control into the Company, which is the surviving company.

3.	Company name after the merger

NTT DoCoMo, Inc.

4.	Merger ratio, amount of merger subsidy and the class and number of common stock issued subsequent to merger

There will not be any provision of merger subsidy or issuance of new common stock subsequent to the merger because the Company owns all the common stock issued by the subsidiaries.

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008

5.    Summary of the regional subsidiaries

1) Name	NTT DoCoMo	NTT DoCoMo	NTT DoCoMo
	Hokkaido, Inc.	Tohoku, Inc.	Tokai, Inc.
2) Nature of business	Telecommunications	Telecommunications	Telecommunications
3) Head office	14-6 Kitaichijyo-Nishi,	1-1-2 Uesugi,	1-1-10 Higashi-sakura,
	Chuo-ku, Sapporo	Aoba-ku, Sendai	Higashi-ku, Nagoya
4) Representative	Shuro Hoshizawa, president	Takashi Sakamoto, president	Keiichi Enoki, president
5) Common stock	¥ 15,630 million	¥ 14,981 million	¥ 20,340 million
6) Net assets	¥128,282 million	¥224,599 million	¥354,900 million
7) Total assets	¥202,124 million	¥361,498 million	¥501,954 million
8) Operating revenues	¥209,491 million	¥338,805 million	¥582,918 million
9) Net income	¥ 7,724 million	¥ 22,920 million	¥ 43,257 million
10) Number of employees	481	653	939

1) Name	NTT DoCoMo Hokuriku, Inc.	NTT DoCoMo Kansai,Inc.	NTT DoCoMo Chugoku, Inc
2) Nature of business	Telecommunications	Telecommunications	Telecommunications
3) Head office	1-5 Seito, Kanazawa,	1-10-1 Umeda,	4-1-8 Otemachi,
	Ishikawa Prefecture	Kita-ku, Osaka	Naka-ku, Hiroshima
	Yoshito Koreeda,	Masaoki Arimura,	Haruhide Nakayama,
4) Representative	president	president	president
5) Common stock	¥ 3,406 million	¥ 24,458 million	¥ 14,732 million
6) Net assets	¥ 84,065 million	¥547,788 million	¥164,034 million
7) Total assets	¥116,688 million	¥800,206 million	¥272,821 million
8) Operating revenues	¥114,982 million	¥843,033 million	¥293,572 million
9) Net income	¥ 8,214 million	¥ 67,856 million	¥ 21,391 million
10) Number of employees	251	1,563	485

DoCoMo Earnings Release	Fiscal Year Ended March 31, 2008

1) Name	NTT DoCoMo	NTT DoCoMo
	Shikoku, Inc.	Kyushu, Inc.
2) Nature of business	Telecommunications	Telecommunications
3) Head office	2-1 Sunport, Takamatsu, Kagawa Prefecture	2-6-1 Watanabe-dori, Chuo-ku, Fukuoka
4) Representative	Shozo Nishimura, president	Noboru Inoue, president
5) Common stock	¥ 8,412 million	¥ 15,834 million
6) Net assets	¥111,726 million	¥365,058 million
7) Total assets	¥160,028 million	¥542,813 million
8) Operating revenues	¥167,313 million	¥588,346 million
9) Net income	¥ 11,238 million	¥ 43,146 million
10) Number of employees	366	1,093

Note:	The amounts of common stock, net assets, total assets, operating revenues, net income and the number of employees are either as of March 31, 2008 or for the year ended March 31, 2008.

6.	Basis for accounting treatment

In accordance with “Accounting Standard for Business Combination” (issued by the CAC on October 31, 2003) and ASBJ Guidance No.10 “Guidance on the Accounting Standard for Business Combination and Spin-off” revised by the ASBJ on November 15, 2007, the Company will account for the merger as transactions under a common control.

7.	Schedule for the merger

The merger will be scheduled to take place on July 1, 2008.

(APPENDIX 1)
Operation Data for Fiscal Year Ended March 31, 2008

		[Ref.]Fiscal Year	Fiscal Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	[Ref.]Fiscal Year
		Ended Mar. 31, 2007	Ended Mar. 31, 2008	(Apr.-Jun. 2007)	(Jul.-Sep. 2007)	(Oct.-Dec. 2007)	((Jan.-Mar. 2008)	Ending Mar. 31, 2009
		Full-year Results	Full-year Results	Results	Results	Results	Results	Full-year Forecast
Cellular
Subscriptions	thousands	52,621	53,388	52,846	52,942	53,151	53,388	54,470
FOMA (1)	thousands	35,529	43,949	37,854	40,043	42,078	43,949	49,520
mova	thousands	17,092	9,438	14,991	12,899	11,073	9,438	4,950
Market share (2) (3)%		54.4	52.0	53.9	53.3	52.9	52.0	—
Net increase from previous period	thousands	1,477	767	225	96	209	237	1,080
FOMA (3)	thousands	12,066	8,420	2,325	2,188	2,035	1,872	5,570
mova (3)	thousands	(10,589)	(7,653)	(2,100)	(2,092)	(1,826)	(1,635)	(4,490)
Aggregate ARPU (FOMA+mova) (4)	yen/month/contract	6,700	6,360	6,560	6,550	6,290	6,050	5,640
Voice ARPU (5)	yen/month/contract	4,690	4,160	4,440	4,340	4,090	3,780	3,280
Packet ARPU	yen/month/contract	2,010	2,200	2,120	2,210	2,200	2,270	2,360
i-mode ARPU	yen/month/contract	1,990	2,170	2,090	2,180	2,170	2,230	2,320
ARPU generated from international services (6)	yen/month/contract	50	70	60	70	70	80	90
ARPU generated purely from i-mode (FOMA+mova) (4)	yen/month/contract	2,160	2,350	2,270	2,360	2,350	2,420	2,520
Aggregate ARPU (FOMA) (4)	yen/month/contract	7,860	6,990	7,370	7,270	6,870	6,530	5,920
Voice ARPU (5)	yen/month/contract	5,070	4,340	4,710	4,570	4,260	3,900	3,310
Packet ARPU	yen/month/contract	2,790	2,650	2,660	2,700	2,610	2,630	2,610
i-mode ARPU	yen/month/contract	2,750	2,610	2,630	2,660	2,580	2,590	2,560
ARPU generated from international services (6)	yen/month/contract	80	90	80	90	90	90	100
ARPU generated purely from i-mode (FOMA) (4)	yen/month/contract	2,830	2,720	2,730	2,770	2,690	2,710	2,710
Aggregate ARPU (mova ) (4)	yen/month/contract	5,180	4,340	4,600	4,440	4,200	3,950	3,680
Voice ARPU (5)	yen/month/contract	4,190	3,590	3,800	3,660	3,490	3,280	3,050
i-mode ARPU	yen/month/contract	990	750	800	780	710	670	630
ARPU generated from international services (6)	yen/month/contract	20	10	10	10	10	10	10
ARPU generated purely from i-mode (mova) (4)	yen/month/contract	1,160	930	970	960	890	850	830
MOU (FOMA+mova) (4)	minute/month/contract	144	138	140	140	139	135	—
MOU (FOMA) (4)	minute/month/contract	175	156	161	159	156	149	—
MOU (mova) (4)	minute/month/contract	104	82	89	84	80	72	—
Churn Rate (3)%		0.78	0.80	0.85	0.94	0.74	0.68	—
2in1 Subscriptions (7)	thousands	—	240	67	152	211	240	—
Communication Module Service Subscriptions (8)	thousands	1,027	1,433	1,140	1,247	1,360	1,433	1,570
FOMA Ubiquitous plan (9)	thousands	277	698	392	509	618	698	—
DoPa Single Service (10)	thousands	750	735	748	738	742	735	—
Prepaid Subscriptions (10)	thousands	45	40	43	42	41	40	—
i-mode
Subscriptions	thousands	47,574	47,993	47,725	47,759	47,831	47,993	48,650
FOMA	thousands	34,052	41,213	36,089	37,972	39,654	41,213	45,610
i-appli compatible (11)	thousands	38,800	40,283	39,206	39,523	39,856	40,283	—
i-mode Subscription Rate (3)%		90.4	89.9	90.3	90.2	90.0	89.9	89.3
Net increase from previous period	thousands	1,214	419	151	34	72	162	660
i-mode Flat-rate Packet Communication Plan Subscriptions (12)	thousands	9,563	12,744	10,455	11,267	11,945	12,744	—
i-channel Subscriptions	thousands	10,580	15,649	12,272	13,874	14,953	15,649	—
Percentage of Packets Transmitted
Web	%	98	98	98	98	98	98	—
Mail	%	2	2	2	2	2	2	—
Others
PHS Subscriptions	thousands	453	0	374	310	155	0	—
DCMX Subscriptions (13)	thousands	2,090	5,640	2,850	3,750	4,660	5,640	9,000

*
Please refer to the attached sheet (P.54) for the definition of ARPU and MOU, and an explanation of the methods used to calculate ARPU and the number of active subscriptions used in calculating ARPU, MOU and Churn Rate.

(1)	From March 3, 2008 onward, another FOMA subscription is a prerequisite for the application of 2in1 in principle, and those FOMA subscriptions are included in the number of FOMA subscribers.

(2)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association

(3)	Data is calculated including Communication Module Services subscriptions.

(4)	Data is calculated excluding Communication Module Services-related revenues and Communication Module Services subscriptions.

(5)	Inclusive of circuit-switched data communications

(6)	Inclusive of Voice Communications and Packet Communications

(7)	Inclusive of users who applied for 2in1 after March 3, 2008

(8)	Included in total cellular subscriptions

(9)	Included in FOMA subscriptions

(10)	Included in mova subscriptions

(11)	Sum of FOMA handsets and mova handsets

(12)	Sum of “pake-hodai” subscriptions and “pake-hodai full” subscriptions

(13)	Inclusive of DCMX mini subscriptions

(APPENDIX 2)
Definition and Calculation Methods of ARPU and MOU
1.	Definition of ARPU and MOU
i)	ARPU (Average monthly Revenue Per Unit)[1] :

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as monthly charges, voice communication charges and packet communication charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter.

ii)	MOU (Minutes of Usage): Average monthly communication time per subscription.
2.	ARPU Calculation Methods
i)	ARPU (FOMA + mova)

Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)

Voice ARPU (FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice communication charges) / No. of active cellular phone subscriptions (FOMA+mova)

Packet ARPU (FOMA+mova): {Packet ARPU (FOMA) Related Revenues (monthly charges, packet communication charges)+ i-mode ARPU (mova) Related Revenues (monthly charges, packet communication charges)}/ No. of active cellular phone subscriptions (FOMA+mova)

i-mode ARPU (FOMA+mova) [2] : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet communication charges) / No. of active cellular phone subscriptions (FOMA+mova)

ARPU generated purely from i-mode (FOMA+mova) [3] : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet communication charges) / No. of active i-mode subscriptions (FOMA+mova)

ii)	ARPU (FOMA)

Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA)

Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (monthly charges, voice communication charges) / No. of active cellular phone subscriptions (FOMA)

Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (monthly charges, packet communication charges) / No. of active cellular phone subscriptions (FOMA)

i-mode ARPU[2] (FOMA): i-mode ARPU (FOMA) Related Revenues (monthly charges, packet communication charges) /No. of active cellular phone subscriptions (FOMA)

ARPU generated purely from i-mode (FOMA) [3] : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet communication charges) / No. of active i-mode subscriptions (FOMA)

iii)	ARPU (mova)

Aggregate ARPU (mova) = Voice ARPU (mova) + i-mode ARPU (mova) Voice ARPU (mova): Voice ARPU (mova) Related Revenues (monthly charges, voice communication charges) / No. of active cellular phone subscriptions (mova)

i-mode ARPU (mova) [2] : i-mode ARPU (mova) Related Revenues (monthly charges, packet communication charges) / No. of active cellular phone subscriptions (mova)

ARPU generated purely from i-mode (mova) [3] : i-mode ARPU (mova) Related Revenues (monthly charges, packet communication charges) / No. of active i-mode subscriptions (mova)
3.	Active Subscriptions Calculation Methods

No. of active subscriptions used in ARPU/MOU/Churn Rate calculations is as follows:

No. of active subscriptions for each month:

(No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2

No. of active subscriptions for full-year results/forecasts:

Sum of No. of active subscriptions for each month from April to March

1	Communication Module service subscriptions and the revenues thereof are not included in the ARPU and MOU calculations.

2
The denominator used in calculating i-mode ARPU (FOMA+mova, FOMA, mova) is the aggregate number of cellular subscriptions to each service (FOMA+mova, FOMA, mova, respectively), regardless of whether i-mode service is activated or not.

3	ARPU generated purely from i-mode (FOMA+mova, FOMA, mova) is calculated using only the number of active i-mode subscriptions as a denominator.

(APPENDIX 3)
Reconciliations of the Disclosed Non-GAAP Financial Measures to
the Most Directly Comparable GAAP Financial Measures
The reconciliations for the year ending March 31, 2009 (forecasts) are provided to the extent available without unreasonable efforts.
1. EBITDA and EBITDA margin

	Billions of yen
			Year ending
	Year ended	Year ended	March 31, 2009
	March 31, 2007	March 31, 2008	(Forecasts)
a. EBITDA	¥1,574.6	¥1,639.1	¥1,626.0

Depreciation and amortization	(745.3)	(776.4)	(751.0)
Losses on sale or disposal of property, plant and equipment	(55.7)	(54.4)	(45.0)

Operating income	773.5	808.3	830.0

Other income (expense)	(0.6)	(7.6)	5.0
Income taxes	(313.7)	(323.0)	(342.0)
Equity in net gains (losses) of affiliates	(1.9)	13.6	10.0
Minority interests in consolidated subsidiaries	(0.0)	(0.1)	—

b. Net income	457.3	491.2	503.0

c. Total operating revenues	4,788.1	4,711.8	4,768.0

EBITDA margin (=a/c)	32.9%	34.8%	34.1%
Net income margin (=b/c)	9.6%	10.4%	10.5%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.
2. ROCE after tax effect

	Billions of yen
			Year ending
	Year ended	Year ended	March 31, 2009
	March 31, 2007	March 31, 2008	(Forecasts)
a. Operating income	¥773.5	¥808.3	¥830.0
b. Operating income after tax effect {=a*(1-effective tax rate)} (effective tax rate:40.9%)	457.2	477.7	490.5
c. Capital employed	4,804.3	4,759.6	4,863.0

ROCE before tax effect (=a/c)	16.1%	17.0%	17.1%
ROCE after tax effect (=b/c)	9.5%	10.0%	10.1%

Notes:	Capital employed = Two period ends average of (Shareholders’ equity + Interest bearing liabilities)

Interest bearing liabilities = Current portion of long-term debt + short-term borrowings + Long-term debt
3. Free cash flows excluding irregular factors and changes in investments for cash management purpose

	Billions of yen
			Year ending
	Year ended	Year ended	March 31, 2009
	March 31, 2007	March 31, 2008	(Forecasts)
Free cash flows excluding irregular factors and changes in investments for cash management purpose	¥192.2	¥442.4	¥80.0

Irregular factors (1)	(210.0)	210.0	—
Changes of investments for cash management purposes (2)	50.7	148.9	—

Free cash flows	32.9	801.3	80.0

Net cash used in investing activities	(947.7)	(758.8)	(719.0)
Net cash provided by operating activities	980.6	1,560.1	799.0

Note:	(1)	Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal year.

(2)
Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months. Net cash used in investing activities for the year ended March 31, 2007 and 2008 includes changes in investments for cash management purposes. However, the effect of changes in investments for cash management purposes is not taken into account when we forecasted net cash used in investing activities for the year ending March 31, 2009 due to the difficulties in forecasting such effect.

4. Market equity ratio

	Billions of yen
			Year ending
	Year ended	Year ended	March 31, 2009
	March 31, 2007	March 31, 2008	(Forecasts)
a. Shareholders’ equity	¥4,161.3	¥4,276.5	—
b. Market value of total share capital	9,503.4	6,436.8	—
c. Total assets	6,116.2	6,210.8	—

Equity ratio (=a/c)	68.0%	68.9%	—
Market equity ratio (=b/c)	155.4%	103.6%	—

Note:	(1)	Market equity ratio for the year ending March 31, 2009 is not forecasted because it is difficult to estimate the market value of total share capital in the future.

	(2)	Market value of total share capital = closing share price at the end of fiscal year multiplied by the number of outstanding shares at the end of the fiscal year

(APPENDIX 4)
Summary of the Company and Regional Subsidiaries (Japanese GAAP)

	Billions of yen
	Operating revenues	Operating income	Recurring profit	Net income

NTT DoCoMo Hokkaido, Inc.	209.4	13.9	13.3	7.7

NTT DoCoMo Tohoku, Inc.	338.8	40.0	39.2	22.9

NTT DoCoMo, Inc.	2,517.8	392.3	576.7	410.4

NTT DoCoMo Tokai, Inc.	582.9	70.1	70.8	43.2

NTT DoCoMo Hokuriku, Inc.	114.9	14.1	14.2	8.2

NTT DoCoMo Kansai, Inc.	843.0	118.1	117.8	67.8

NTT DoCoMo Chugoku, Inc.	293.5	36.9	35.9	21.3

NTT DoCoMo Shikoku, Inc.	167.3	19.3	19.4	11.2

NTT DoCoMo Kyushu, Inc.	588.3	72.1	72.1	43.1

Copyright (C) 2008 NTT DoCoMo, Inc. All rights reserved.^^^^ NTT DoCoMo, Inc. Results for the Fiscal Year Ended Mar. 31, 2008 Apr. 25, 2008

Forward-Looking Statements This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as expected number of subscribers, and expected dividend payments. All forward-looking statements that are not historical facts are based on management's current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following: 1. As competition in the market becomes more fierce due to changes in the business environment caused by Mobile Number Portability, new market entrants, competition from other cellular service providers or other technologies, and other factors, could limit our acquisition of new subscribers, retention of existing subscribers, or may lead to diminish ARPU, or may lead to an increase in our costs and expenses. 2. Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth. 3. The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations. 4. Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction. 5. The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers. 6. Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect. 7. As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects or loss of handsets, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations. 8. Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image. 9. Inadequate handling of confidential business information including personal information by our corporate group, contractors and other factors,may adversely affect our credibility or corporate image. 10. Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others. 11. Earthquakes, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image. 12. Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations. 13. Our parent company, Nippon Telegraph and Telephone Corporation (NTT), could exercise influence that may not be in the interests of our other shareholders.

Copyright (C) 2008 NTT DoCoMo, Inc. All rights reserved.^^^^ FY2007 Results Highlights and Prospects for FY2008

SLIDE No. 3

FY2007 Results Highlights and FY2008 Forecasts

US GAAP

	2007/3 (full-year) (1)	2008/3 (full-year) (2)	Changes (1)→(2)	2009/3 (Full-year forecast) (3)	Changes (2)→(3)
Operating Revenues (Billions of yen)	4,788.1	4,711.8	-1.6%	4,768.0	+1.2%
Cellular Services Revenues (Billions of yen)	4,182.6	4,019.0	-3.9%	3,605.0	-10.3%
Operating Expenses (Billions of yen)	4,014.6	3,903.5	-2.8%	3,938.0	+0.9%
Operating Income (Billions of yen)	773.5	808.3	+4.5%	830.0	+2.7%
Income Before Income Taxes (Billions of yen)	772.9	800.7	+3.6%	835.0	+4.3%
Net income (Billions of yen)	457.3	491.2	+7.4%	503.0	+2.4%
EBITDA margin (%) *	32.9	34.8	+1.9 points	34.1	-0.7 points
Adjusted Free Cash Flow (Billions of yen) **	192.2	442.4	+130.2%	80.0	-81.9%

•Consolidated financial statements in this document are unaudited.

* For an explanation of the calculation processes for these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 36 and the IR page of our website, www.nttdocomo.co.jp.

**Adjusted free cash flow excludes the effects of uncollected revenues due to bank holidays at the end of the fiscal year and changes in investment for cash management purposes with original maturities of longer than three months.

RESULTS FOR FY2007 APRIL 2007 TO MARCH 2008

3 / 36

SLIDE No. 4

FY2007 Financial Results Highlights

- **Operating income: ¥808.3 billion, up ¥34.8 billion year-on-year**
  (Full-year forecast: ¥780 billion)

- **Operating revenues: Down ¥76.3 billion year-on-year**
  - **Cellular services revenues: Down ¥163.6 billion**

    (Inclusive of impact of accounting change in FY06 to initially recognize as revenues the portion of "*Nikagetsu Kurikoshi*" (two-month carry-over) allowances that are projected to expire)
  - **Equipment sales revenues: Up ¥72.6 billion**

- **Operating expenses: Down ¥111.1 billion year-on-year**
  - **Revenue-linked expenses: Down ¥152.8 billion**
  - **Depreciation/amortization: Up ¥31.1 billion**

RESULTS FOR FY2007 APRIL 2007 TO MARCH 2008 4 / 36

SLIDE No. 5

FY2008 Financial Results Forecasts

- **Operating income: ¥830 billion**
  (Up approx. ¥22 billion year-on-year)

- **Operating revenues: ¥4,768 billion**
  (Up approx. ¥56 billion year-on-year)
  - **Cellular services revenues: Down approx. ¥414 billion**
  - **Equipment sales revenues: Up approx. 418 billion**

- **Operating expenses: ¥3,938 billion**
  (Up approx. 35 billion year-on-year)

RESULTS FOR FY2007 APRIL 2007 TO MARCH 2008
5 / 36

Principal Actions Planned for FY2008 Copyright (C) 2008 NTT DoCoMo, Inc. All rights reserved.^^^^

Marketing Strategies -1- ^ New DOCOMO Commitments ~Our Vision for Transformation~ ^ Changes in market environment Expansion phase Mature phase ^^Focus on new subscriber acquisition ^^Carrier-lead approach ("Push" type) ^^Technology/functionality-oriented We will re-build our brand and strengthen our ties with our customers We will seek and value the voices of our customers and become a company that exceeds their expectations We will continue to drive innovations and aspire to become a corporation that is admired by the world We will enrich our organization with diverse and active talents who seek a common goal and dream ^Focus on existing subscribers (loyalty building) ^Customer-lead approach ("Pull" type) Service/performance-oriented

Marketing Strategies -2- ^ Marketing aimed at brand loyalty enhancement Enhance satisfaction of 53 million DoCoMo users Review from customer's perspective (25 projects) Handset Service Network area Billing plan Communication Front Promotion After-sales support CSR Current business model New business model New sub acquisition + prevention of churns Build "brand loyalty" = Depth x length of relationship (trust / satisfaction) (years of subscription)

FY2008 Business Strategies ^ Business activities centered on "marketing aimed at brand loyalty enhancement" New discount services New business models New purchase methods Marketing aimed at brand loyalty enhancement Provision of services as lifestyle infrastructure Life assistant business International business Business focus Group formation FOMA network Lower handset prices Unlimited Potential, In Your Hand Flat-rate subscription business

03/4-6(1Q) 7-9(2Q) 10-12(3Q) 04/1-3(4Q) 04/4-6(1Q) 7-9(2Q) 10-12(3Q) 05/1-3(4Q) 05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 07/4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) ?^^ 1.17 1.19 1.11 1.36 1.06 1.08 0.95 0.96 0.8 0.81 0.72 0.75 0.64 0.6 0.93 0.97 0.85 0.94 0.74 0.68 New Business Models ^ Churn rate declined significantly as a result of introduction of new business models ^ Cellular (FOMA+mova) Churn Rate Full-year churn rate: 0.78% Full-year churn rate: 0.80% Mar. 31, 2009 (forecast): Approx. 31 mil % of users choosing "Value Course"*: 96% (Cumulative data from Nov. 26, 2007 to Mar. 31, 2008) No. of "Value Plan" subs: Over 5 mil (As of Mar. 27, 2008) ^New discount services (Aug.) ^New purchase methods (Nov.) 0.68% * Percentage of users who chose "Value Course" among total users who purchased a handset using new purchase method (%) No. of subscriptions: Mar. 31, 2008:^ Approx. 22.1 mil ^ New discount services New handset purchase methods 0.97% Half-year: 0.62% Half-year: 0.95% Half-year: 0.90% Half-year: 0.71%

Directions of Service Development ^ Aim to expand three key business domains (flat-rate subscription, life assistant and int'l businesses) to have more customers use our services more conveniently for a longer period Life assistant business International business Telecommunications infrastructure Transform "Telecom infrastructure" into "Lifestyle infrastructure" Music Video Mail Game Auction Search/ads Maps GPS navigation Home Area e-novels/ e-comics One-seg TV e-wallet Credit Flat-rate subscription business

Diversification of Revenue Models ^ Aim to diversify revenue models in three key business domains Life assistant business International business Telecommunications infrastructure Usage-based billing (basic monthly fee + traffic) Int'l services revenues (int'l roaming, int'l dialing) Subscription/ content revenues ("pake-hodai", "i-channel", "Music/Video Channel", etc.) Revenue share/ Commission revenues (credit, advertisement, proxy bill collection, commodity sales, etc) Solution/consulting revenues (B-to-B-to-C, enterprise systems, ASP, data center, etc.) Domestic business investment/tie-up ^(Business operation revenues, dividends, capital gains, royalty income, etc.) Solution/consulting revenues Overseas investment/alliance^ Flat-rate subscription business

Flat-Rate Business ^ No. of "pake-hodai" subscriptions grew to 12.74 million ^ Expand usage through renewal of i-menu site and HSDPA speed enhancement "pake-hodai" Subscriptions (Million subscribers) Usage expansion ^ Renewal of i-menu site ^ HSDPA speed enhancement Provision of practically useful information ^^^^^^(news, weather forecast) Enhanced search capabilities (Tie-up with Google) (Apr. 2008) (Apr. 2008) (Reinforced portal functions) Max. downlink speed: 7.2Mbps Boost value as advertisement media 05/3 05/6 05/9 05/12 06/3 06/6 06/9 06/12 07/3 07/6 07/9 07/12 08/3 09/3(^^) ^^^^^^ 267.6689 327.0285 388.2829 444.9122 559.0038 6.92 7.82 8.56 9.56 10.46 11.26657 11.94544 12.74 1506.7 ^^? 107.8705 124.94248 135.899 155.7192 223.6015 ^^^ 0.233 0.239 0.232 0.221 0.2382 0.263648809 0.2687 0.2666 28 Up 3.18 million 12.74 9.56

SLIDE No. 14

Home Area

- Provide various services linked with "Home Area" (from FY08/1Q)

■"Home Area" services (conceptual)


Home Area
Cellular
×
Broadband environment
Voice calls
Reasonable call charges
High-speed packet access
High-speed up/down link access
Streaming
Compatible antenna (Wireless LAN)
Video
Music
Automatic delivery of latest information
Info. linkage service at home*
Home server connection*
Access to Home Area from outside
Music
Video
DoCoMo network
Broadband circuit
Subscription revenues
Use Femto cell BTS in the future

* Timing of introduction is not decided

RESULTS FOR FY2007 APRIL 2007 TO MARCH 2008 14 / 36

38869 7 8 9/1/2006 10 11 12/1/2006 07/1 2 3/1/2007 4 5 6/1/2007 9/1/2007 12/1/2007 3/1/2008 09/3 (Forecast) DCMX^^^ 31 52 68.6 81.4 94.365 113.6272 138.7 158.6 179.4 2.09 235 255 2.85 3.75 4.66 5.64 9.0483 Life Assistant Business -Credit- DCMX subscribers Usage expansion ^^User base of mobile credit service grew to 5.64 million, and no. of iD payment terminals installed reached 300,000 ^ Point program ^ Tie-up campaigns ^Enable users to use DoCoMo points as shopping credit for purchases made by iD* (To start from Oct. 2008) iD payment terminals installed As of Mar. 31, 2008: ^ 5.64 mil As of Mar. 31, 2009 (forecast): 9 mil As of Mar. 31, 2008: ^^^^ ^300,000 units As of Mar. 31, 2009 (forecast):^ 400,000 units (Million subscribers) * Privilege offered to "Premier Stage" customers for purchases made with DCMX or DCMX-mini

International Business -1- ^ Aim to grow international business in three key areas For travelers / visitors For overseas offices Mainly in Asia / Pacific International roaming Enterprise solutions Overseas business deployment Investment / alliances Preferred roaming International roaming service International call Propose solutions to Japanese enterprises with overseas operations Seamless mobile services through collaborations

International Business -2- Int'l services revenues No. of Int'l roaming users (Billions of yen) (Roaming service users: 1,000 subs) (% of own-handset roamers to total roaming users) ^ International services revenues grew 35% year-on-year FY06/1Q 2Q 3Q 4Q FY07/1Q 2Q 3Q 4Q 344.703 450.33 473.446 559.211 583.962 754.514 773.59 914.219 ^ 32.6 37.6 47.8 58.2 64.7 66 74 83 ^? 45.9 46.9 45 43.9 :Int'l roaming users (aggregate) :% of own-handset roamers to total Released FOMA 905i ^ Beijing Olympics-related (Campaign) ^ "Raku Raku Phone Premium" 3G/GSM roaming-enabled FY2006 FY2007 FY2008(Forecast) ^^^^^ 18 26 56 ?^ 16 20 26.0 +35% 20.0 16.0 18.0 46.0 34.0 56.0 :Int'l roaming revenues :Int'l dialing revenues +22% (Premier Club member privileges (Beijing/Shanghai))

SLIDE No. 18

Projected Growth of Each Business Domain

Flat-rate subscription*

FY2006 (estimate)	FY2007 (estimate)	FY2008 (estimate)
Revenue size ¥400 billion	¥600 billion	¥750 billion (Projected revenue boosting effect ¥100 billion)

Life Assistant

Mar. 31, 07 (actual)	Mar. 31, 08 (actual)	Mar. 31, 09 (forecast)
DCMX subscribers 2.1 million	5.6 million	9 million

International**

FY2006 (actual)	FY2007 (actual)	FY2008 (forecast)
Revenue size ¥40 billion	¥80 billion	¥100 billion

*1 : Revenue sizes are estimated based on the number of "pake-hodai" and "i-channel" subscriptions. Projected revenue boosting effect is the cumulative effect for FY07 and 08.
*2 : Includes international services revenues, dividends from overseas investees and revenue contribution of overseas affiliates accounted for by equity method, etc.

RESULTS FOR FY2007 APRIL 2007 TO MARCH 2008
18 / 36

FOMA Network ^ Network quality improvement responding to individual requests from users FY2003 FY2004 FY2005 FY2006 FY2007 FY2008(Forecast) 8055 8615 8871 934.4 758 720 (Billions of yen) Capital expenditures Principal actions Coverage improvement in downtown areas and other busy districts ^^ Improved HSDPA coverage Quality enhancement taking human traffic flow into consideration^^ 934.4 758.7 719.0 ^^ Quality enhancements Respond to individual requests from users Expanded service areas Capacity build-up responding to growth in traffic ^^

SLIDE No. 20

Operator Pack

- Software developed for DoCoMo to be bundled in a package and provided to handset manufacturers

■ Operator Pack (conceptual)


Manufacturer proprietary implementation
Common area (middleware)
OS
Expand common area
(Change software structure)
Global applications*
Operator Pack*
Manufacturer-unique part
OS

▷ Manufacturer-unique part enables provision of lineup of individually distinctive handsets

Projected effects

▷ Lower handset prices

▷ Japanese handset manufacturers' entry into overseas markets

▷ Entry by foreign handset manufacturers into DoCoMo's business

To be implemented from 2009/2H (planned)

* Global applications: et of standard applications that can be used globally
Operator Pack: Suite of DoCoMo-specific applications

RESULTS FOR FY2007 APRIL 2007 TO MARCH 2008 20 / 36

SLIDE No.
21

Group Formation

- Integrate regional subsidiaries into a single entity under NTT DoCoMo, Inc. effective July 1, 2008


Consolidation (image)
9-company structure
NTT DoCoMo, Inc.
DoCoMo Hokkaido
DoCoMo Tohoku
DoCoMo Tokai
DoComo Hokuriku
DoCoMo Kansai
DoCoMo Chugoku
DoCoMo Shikoku
DoCoMo Kyushu
Merge 8 regional subsidiaries
Single entity
docomo
NTT DoCoMo, Inc.
Hokkaido Branch
Tohoku Branch
Tokai Branch
Hokuriku Branch
Kansai Branch
Chugoku Branch
Shikoku Branch
Kyushu Branch

Principal actions and projected effects

Standardize and enhance service quality

- Sales, promotion, area quality

Optimize various operations

- Sales/after-sales service operations
  (call center, billing center, trouble-shooting desks)
- Administrative/common operations
  (financial accounting, payroll administration)
- Reduce inventory through central order placement, inventory control system

Speed up and improve efficiency of group management

- Simplified decision-making process
- Integration/optimization of internal administrative systems

RESULTS FOR FY2007 APRIL 2007 TO MARCH 2008 21 / 36

Return to Shareholders For fiscal year ending Mar. 31, 2009 (planned): ^Dividend per share: 4,800 yen ^Repurchase of own shares: Seek authorization to repurchase up to 900,000 shares for up to 150 billion yen at general shareholders meeting Dividend per share Shareholder returns 99^^ 00^^ 01^^ 02^^ FY03 FY04 FY05 FY06 FY07 FY08 (planned) ?^? 1500 2000 4000 4000 4800 4800 (yen/share) Dividend payout ratio:Approx.41% (planned) Free cash flow (FY08 forecast) Shareholder return (FY08 plan) ?^? 80 205 ^^?^ 150 (Billions of yen) FCF 80.0 Authorized budget for repurchase of own shares 150.0 Impact of installment payment Total dividend payment Approx. 205.0

Appendices Copyright (C) 2008 NTT DoCoMo, Inc. All rights reserved.^^^^

US GAAP 2007/3(Full year) 2008/3(Full year) 2009/3(Full year forecast) Cellular services revenues (voice, packet) 4182.6 4019 3605 PHS revenues 23 9.5 - Other revenues 108.5 136.8 198 Equipment sales revenues 474 546.6 965 4,788.1 4,711.8 4,768.0 ^ "International services revenues" are included in "Cellular services revenues (voice, packet)". (Billions of yen) (Billions of yen) Operating Revenues

US GAAP 2007/3(Full year) 2008/3(Full year) 2009/3(Full year forecast) (Incl.) Other non-personnel expenses 717.3 755.2 867.0 (Incl.)Revenue-linked expenses* 1,832.0 1,679.2 1,640.0 Non-personnel expenses 2549.3 2434.4 2507 Communication network charges 356.1 345.1 327 Loss on disposal of property, plant and equipment and intangible assets 73.1 75.4 63 Impairment loss Depreciation and amortization 745.3 776.4 751 Taxes and public duties 36.4 38.8 40 Personnel expenses 254.3 233.4 250 4,014.6 3,903.5 3,938.0 Operating Expenses *Revenue-linked expenses: Cost of equipment sold + distributor commissions + cost of DoCoMo Point service (Billions of yen) (Billions of yen)

2007/3(Full year) 2008/3(Full year) 2009/3(Full year forecast) Mobile phone business (Other) 98 89 86 Mobile phone business (mova) 18.5 14.6 8 Mobile phone business (FOMA) 665 520.4 472 PHS business 1.2 0.2 0 Other (information systems, etc.) 151.7 134.5 153 934.4 758.7 719.0 Capital Expenditures (Billions of yen) (Billions of yen)

SLIDE No. 27

Operational Results and Forecasts

				2007/3 (Full year) (1)	2008/3 (Full year) (2)	Changes (1)→(2)	2009/3 (Full year forecast)
Cellular Phone	No. of Subscribers (1,000)*			52,621	53,388	+1.5%	54,470
	mova			17,092	9,438	-44.8%	4,950
	FOMA			35,529	43,949	+23.7%	49,520
	i-mode			47,574	47,993	+0.9%	48,650
	Communication Module Service			1,027	1,433	+39.5%	1,570
	Market share (%)			54.4	52.0	-2.4 points	-
	Handsets sold (1,000) (including handsets sold without involving sales by DoCoMo)	Total handsets sold		26,046	25,739	-1.2%	-
		mova	New	863	197	-77.2 %	-
			Replacement	1,232	243	-80.3 %	-
		FOMA	New	5,565	5,677	+2.0 %	-
			Migration from mova	9,553	6,529	-31.7 %	-
			Other**	8,835	13,093	+48.2 %	-
	Churn rate (%)			0.78	0.80	+0.02 points	-
	ARPU (FOMA+mova) (yen)			6,700	6,360	-5.1%	5,640
	MOU (FOMA+mova) (minutes)			144	138	-4.2%	-

*Communication Module Service subscribers are included in the number of cellular phone subscribers in order to align the calculation method of subscribers with that of other cellular phone carriers. (Market share, the number of handsets sold and churn rate are calculated inclusive of Communication Module Service subscribers.)

** Other includes purchases of additional handsets by existing FOMA subscribers.

*** For an explanation of MOU and ARPU, please see Slide 35 of this document, "Definition and Calculation Methods of MOU and ARPU".

RESULTS FOR FY2007 APRIL 2007 TO MARCH 2008 27 / 36

05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) 10-12(3Q) 08/3(Full-year) 09/3(Full-year E) (Incl.) i-mode ARPU 1,810 1,870 1,860 1,920 1,950 1,960 1,990 2,060 2,090 2,180 2,170 2,230 2,170 2,320 Packet ARPU (left axis) 1820 1880 1880 1940 1970 1980 2010 2080 2120 2210 2200 2270 4090 2200 2360 (Incl.) Int'l services ARPU 30 40 40 40 50 50 50 60 60 70 70 80 70 90 Voice ARPU (left axis) 5120 5170 5040 4780 4930 4740 4660 4450 4440 4340 4090 3780 2200 4160 3280 YOY changes in packet ARPU (%) 8.2 5.3 6.9 7.2 7.6 11.6 9.5 9.1 9.5 7.3 6,530 1,970 6,720 6,670 Full-year aggregate ARPU : ?6, 700 (Down 3.0% year-on-year) 6,560 *The ARPU data for FY2006/1Q and FY2006 full-year include the impact of incurring revenues for the portion of "Nikagetsu Kurikoshi" allowances that are projected to expire, which are estimated as fellows: ^^FY2006/1Q (actual): 200 yen ^^FY2006/full-year (actual): 50 yen 6,550 6,290 Cellular (FOMA+mova) ARPU ^ International service-related revenues, which had not been included in previous reports, have been included in the ARPU data calculations as of the fiscal year ended Mar. 31, 2006, in view of their growing contribution to total revenues. ^ For an explanation of ARPU, please see Slide 35 of this document, "Definition and Calculation Methods of MOU and ARPU". Full-year aggregate ARPU : ?6,360 (Down 5.1% year-on-year) (yen) ^ Aggregate ARPU for FY2007 was ¥6,360 (Down 5.1% year-on-year) ^Data ARPU was ¥2,200 (Up 9.5% year-on-year) 6,050 1,980 2,010 6,900^ 2,080 2,120 2,210 2,200 2,270 2,200 2,360 6,360 5,640

04/4-6(1Q) 7-9(2Q) 10-12(3Q) 05/1-3(4Q) 05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 07/4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) MOU(Left axis) 152 155 153 145 149 152 151 146 145 146 146 139 140 140 139 135 Year-on-year changes in MOU (Right axis) -6.2 -3.7 -4.4 -5.8 -2 -1.9 -1.3 0.7 -2.7 -3.9 -3.3 -4.8 -3.4 -4.1 -4.8 -2.9 Full-year MOU : 144 minutes (Down 3.4% year-on-year) Full-year MOU : 138 minutes (Down 4.2% year-on-year) (%) (minutes) ^MOU for FY2007 was 138 minutes (Down 4.2% year-on-year) Cellular (FOMA+mova) MOU ^ For an explanation of MOU, please see Slide 35 of this document, "Definition and Calculation Methods of MOU and ARPU".

37681 37773 37865 37956 38047 38139 38231 38322 38412 38504 05/9 05/12 06/3 06/6 06/9 06/12 07/3 07/6 07/9 07/12 08/3 09/3(Forecast) FOMA 33 53.5 100.3 188.1 304.5 458.3 648.8 849.9 1150.1 1371 1677.01 2012.8724 23.46 26 29 32 35.529 37.854 40.0426 42.0775 43.9493 0 48.518 mova 4353.1 4413.8 4437.8 4385.4 4328.3 4225 4087.5 3941.5 3732.4 3570.9 3313.41 3023.6974 27.68 25.456 23.005 20.1 17.0916 14.991 12.8991 11.073 9.4384 0 4.949 mova 54.47 49.52 (90.9%) 43.95 (82.3%) 53.39 52.62 35.53 (67.5%) 23.46 (45.9%) ^ FOMA subscriptions reached 43.95 million as of Mar. 31, 2008 (82.3% of DoCoMo's total subs) mova Subscriber Migration to FOMA Numbers in parentheses indicate the percentage of FOMA subscriptions to total cellular subscriptions (Million subs.) ^ Inclusive of Communication Module Service subscribers

05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 07/4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) Softbank -7 2 12 6 3 7 17 23 39.76 47.89 47.1 44.22 KDDI 51 52 44 46 48 47 73 54 38.95 39.73 28.35 35.65 DoCoMo 56 45 44 48 49 46 10 23 16.78 7.51 17.53 10.78 EMOBILE 4.5 4.86 7.02 9.35 KDDI 51 52 44 46 48 47 73 54 41 Softbank -7 2 12 6 3 7 17 23 42 ^ DoCoMo's market share of net adds for FY2007 was 12.8% SoftBank FY2006 FY2007 KDDI(au+TU-KA) FY06 full-year net adds share : 30.0% ^Source of data used in calculation: Telecommunications Carriers Association (TCA) Market Share of Net Additions (%) FY07 full-year net adds share : 12.8% EMOBILE NTTDoCoMo

Market Share of Handsets Sold (Estimate) 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q ^^ 989 1155 1198 1233 10.6 11.45 13.29 14.55 12.1 13.31 12.56 ^^^ 558 632 664 648 5.7 6.12 6.86 7.36 6.24 6.56 6.52 ^ Maintained market share of total handset sold at approx. 50% FY2006 FY2007 ^ Calculated based on financial results materials of each company^^^ Handsets sold by TU-KA and EMOBILE are not included : Total handsets sold (DoCoMo + au +SOFTBANK) : Total handsets sold (DoCoMo) (Million units) 54% 53% 52% 51% 52% 49% 52%

FY2005 FY2006 FY2007 Total dividends (Billions of yen) (1) 178.2 175.1 205.7 (Dividend per share) (4,000 yen) (4,000 yen) (4,800 yen) Repurchase of own shares (Billions of yen) (2) 300.1 157.2 173.0 (No. of shares repurchased) (1.8 million) (0.88 million) (0.97 million) Total (Billions of yen) (1)+(2) 478.2 332.3 378.7 ^^^^No. of treasury shares canceled 1.89 million 0.93 million 1.01 million Return to Shareholders (Track Record) Track Record <by Fiscal year>

SLIDE No. 34

CSR (Corporate Social Responsibility) Activities

For a safer and more secure society

- Reinforced activities to facilitate uptake of access restriction (filtering) services
- "DoCoMo Mobile Phone Safety Classes"
  (2,400s session at schools & communities nationwide)
- "*Keitai Anshin* Pack"
  ("Data Security" service, "*Omakase* Lock" service, "*Keitai Osagashi*" service)



"DoCoMo Mobile Phone Safety Class"

Universal design products & services

- Nationwide cumulative sales of "Raku Raku Phone" series handsets: 12.89 million
- Bone conduction receiver microphone "Sound Leaf Plus"
- Barrier-free accessibility at DoCoMo Shops, acquisition of service helper certification by shop staffs
- "Mobile phone usage lectures" for the elderly and handicapped
- Won Prime Minister's Prize of 2007 Barrier-Free Contributors Awards



"*Raku Raku Phone* IV"

Disaster response

- "i-mode Disaster Message Board" service
- Mobile power supply vehicle & power generator equipment
- Free-of-charge cellular phone rental/phone battery charging service at emergency shelters

(Above were all implemented following July 2007 Niigata-Chuetsu Offshore Earthquake)

- Launched "Area Mail" emergency alert service



"i-mode Disaster Message Board" service

Environmental conservation activities

- Expanded points of collection of used cellular phones for recycling (mass retailers/convenience stores)
- DoCoMo Woods forestation campaign (36 locations)
- Energy savings at communication facilities through the introduction of optical fiber-extended BS units and high-efficiency rectification equipment , and operation of co-generation system



"DoCoMo Woods" forestation campaign

RESULTS FOR FY2007 APRIL 2007 TO MARCH 2008 34 / 36

Definition and Calculation Methods of MOU and ARPU ^ MOU (Minutes of usage): Average communication time per one month per one user. ^ ARPU (Average monthly Revenue Per Unit): Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in our wireless services revenues, such as monthly charges, voice transmission charges and packet transmission charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. ^ Aggregate ARPU (FOMA+mova): Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova) ^^^ Voice ARPU (FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscriptions (FOMA+mova) ^^^ Packet ARPU (FOMA+mova): {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) + i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)} / No. of active cellular phone subscriptions (FOMA+mova) ^ i-mode ARPU (FOMA+mova): i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (FOMA+mova) ^ Aggregate ARPU (FOMA): Voice ARPU (FOMA) + Packet ARPU (FOMA) ^^^ Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscriptions (FOMA) ^^^ Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (FOMA) ^^^ i-mode ARPU (FOMA): i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (FOMA) ^ Aggregate ARPU (mova): Voice ARPU (mova) + i-mode ARPU (mova) ^^^ Voice ARPU (mova): Voice ARPU (mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscriptions (mova) ^^^ i-mode ARPU (mova): i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (mova) ^ Number of active subscriptions used in ARPU and MOU calculations are as follows: ^^^ Quarterly data: sum of "No. of active subscriptions in each month"* of the current quarter ^^^ Half-year data: sum of "No. of active subscriptions in each month"* of the current half ^^^ Full-year data: sum of "No. of active subscriptions in each month"* of the current fiscal year ^^^* "No. of active subscriptions in each month": (No. of subs at end of previous month + No. of subs at end of current month)/2 ^The revenues and no. of subscriptions of Communication Module Service are not included in the above calculation of ARPU and MOU.

Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

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